Exhibit 99.2

TABLE OF CONTENTS

Financial Summary	3	Other items analysis	28

Business Drivers	5	Liquidity and Capital Resources	29

Supplemental Information on Non-IFRS Measures	7	Consolidated Financial Position as at September 30, 2018 and December 31, 2017	32

Financial Overview	14	Near-term Outlook	33

Business Highlights	17	Capital Stock Information	33

Financial Results for the three-month Periods Ended September 30, 2018 and 2017	19	Appendix - Financial Results for the nine-month Periods Ended September 30, 2018 and 2017	35

Business Segment Review (quarter over quarter)	20	Unaudited Condensed Interim Consolidated Financial Statements	44

FORWARD-LOOKING STATEMENTS

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2018 and 2017, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 7, 2018, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified. Unless otherwise specified or if required by context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates.

This MD&A is intended to provide readers with information that Management believes is necessary for understanding Cascades' current results and to assess the Corporation's future prospects. Consequently, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, prices and availability of raw material, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends with respect to our business activities. These items are based on the best estimates available to the Corporation.

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TO OUR SHAREHOLDERS

CASCADES REPORTS 2018 THIRD-QUARTER RESULTS

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared and reported in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified.

FINANCIAL HIGHLIGHTS

•	Sales of $1,172 million
(compared	to $1,179 million in Q2 2018 (-1%) and $1,103 million in Q3 2017 (+6%))
•	As reported (including specific items)
◦	Operating income of $78 million

(compared to $73 million in Q2 2018 (+7%) and $51 million in Q3 2017 (+53%))

◦	Operating income before depreciation and amortization (OIBD)1 of $139 million

(compared to $131 million in Q2 2018 (+6%) and $104 million in Q3 2017 (+34%))

◦	Net earnings per common share of $0.38

(compared to net earnings of $0.28 in Q2 2018 and net earnings of $0.35 in Q3 2017)

•	Adjusted (excluding specific items)1
◦	Operating income of $76 million

(compared to $76 million in Q2 2018 (stable) and $53 million in Q3 2017 (+43%))

◦	OIBD of $137 million

(compared to $134 million in Q2 2018 (+2%) and $106 million in Q3 2017 (+29%))

◦	Net earnings per common share of $0.40

(compared to net earnings of $0.30 in Q2 2018 and net earnings of $0.20 in Q3 2017)

•	Net debt1 of $1,573 million as at September 30, 2018 (compared to $1,586 million as at June 30, 2018) and net debt to adjusted OIBD ratio1 at 3.2x on a pro-forma basis2.

FINANCIAL SUMMARY

SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except per common share amounts)	Q3 2018	Q2 2018	Q3 2017

Sales	1,172	1,179	1,103
As Reported
Operating income before depreciation and amortization (OIBD)[1]	139	131	104
Operating income	78	73	51
Net earnings	36	27	33
per common share	$0.38	$0.28	$0.35
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	137	134	106
Operating income	76	76	53
Net earnings	38	29	19
per common share	$0.40	$0.30	$0.20
Margin (OIBD)	11.7%	11.4%	9.6%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Pro-forma to include 2017 and 2018 business acquisitions on a last twelve months basis.

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SEGMENTED OPERATING INCOME (LOSS) AS REPORTED

(in millions of Canadian dollars)	Q3 2018	Q2 2018	Q3 2017

Packaging Products
Containerboard	94	82	50
Boxboard Europe	10	22	5
Specialty Products	9	4	10

Tissue Papers	(11)	(9)	9

Corporate Activities	(24)	(26)	(23)
Operating income as reported	78	73	51

SEGMENTED ADJUSTED OIBD1

(in millions of Canadian dollars)	Q3 2018	Q2 2018	Q3 2017

Packaging Products
Containerboard	117	105	72
Boxboard Europe	19	30	14
Specialty Products	14	9	15

Tissue Papers	5	7	24

Corporate Activities	(18)	(17)	(19)
Adjusted OIBD	137	134	106

Strong fundamentals in Containerboard Packaging were the driving factor behind our solid third quarter performance. This was reinforced by successful margin realignment in Recovery activities, which contributed to improved quarterly earnings in Specialty Products. Results in the Tissue division continued to be impacted by rising raw material and logistics costs, in addition to the capacity-driven competitive reality. While margins in this division were below expectations as a result of these factors and weather-related events, the solid quarterly sales performance highlights the underlying strength of our tissue platform, and supports the strategic investments being made to propel long-term competitive positioning. Finally, the European Boxboard segment, via our 57.8% equity position in Reno de Medici S.p.A., announced solid results in the seasonally softer third quarter that delivered a marked improvement in profitability year-over-year.

On the strategic front, ramp-up of the new containerboard converting facility in Piscataway, NJ progressed very well, and production from the Maspeth, NY has been transferred to the new facility earlier than expected. Engineering work and project analysis continue to be advanced for the Bear Island project in Virginia, with scope and plans expected to be finalized in the first half of 2019. Reno de Medici S.p.A. announced that it had received the necessary approval from the Spanish Antitrust Authority, and closed the acquisition of Barcelona Cartonboard SAU on October 31, 2018.

MARIO PLOURDE

President and Chief Executive Officer

November 7, 2018

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

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OUR BUSINESS

Cascades Inc. is a paper and packaging company that produces, converts and sells packaging and tissue products composed primarily of recycled fibres. Established in 1964 in Kingsey Falls, Québec, the Corporation was founded by the Lemaire brothers, who saw the economic and social potential of building a company focused primarily on the sustainable development principles of reusing, recovering and recycling. More than 50 years later, Cascades is a multinational business with more than 90 operating facilities1 and nearly 11,000 employees across Canada, the United States and Europe. The Corporation currently operates four business segments:

(Business segments)	Number of Facilities[1]	Q3 2018 Sales[2] (in M$)	Q3 2017 Sales[2] (in M$)	Last twelve months (LTM) Sales[2] (in M$)
PACKAGING PRODUCTS
Containerboard	28	472	438	1,808
Boxboard Europe[3]	6	210	202	900
Specialty Products	38	164	181	648
TISSUE PAPERS	21	361	323	1,309

BUSINESS DRIVERS

Cascades' results may be impacted by fluctuations in the following:

EXCHANGE RATES	ENERGY COSTS

Sequentially, the average value of the Canadian dollar remained fairly stable compared to the US dollar and increased by 1% compared to the euro in the third quarter of 2018. On a year-over-year basis, the average value of the Canadian dollar decreased by 4% compared to the US dollar and fell 3% compared to the euro.

During the quarter, the average price of natural gas increased by 4% sequentially and decreased by 3% compared to the same period last year. In the case of crude oil, the average price was 3% and 48% higher sequentially and year-over-year, respectively.

	2016	2017					2018
	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL

US$/CAN$ - Average rate	$0.75	$0.76	$0.74	$0.80	$0.79	$0.77	$0.79	$0.77	$0.77	$0.78
US$/CAN$ End of period rate	$0.74	$0.75	$0.77	$0.80	$0.80	$0.80	$0.78	$0.76	$0.77	$0.77
EURO€/CAN$ - Average rate	$0.68	$0.71	$0.68	$0.68	$0.67	$0.68	$0.64	$0.65	$0.66	$0.65
EURO€/CAN$ End of period rate	$0.71	$0.70	$0.68	$0.68	$0.66	$0.66	$0.63	$0.65	$0.67	$0.67
Natural Gas Henry Hub - US$/mmBtu	$2.46	$3.32	$3.18	$3.00	$2.93	$3.11	$2.98	$2.80	$2.91	$2.90

Source: Bloomberg

1 Including associates and joint ventures.

2 Excluding associates and joint ventures not included in consolidated results. Refer to Note 8 of the 2017 audited consolidated financial statements for more information on associates and joint ventures.

3 Via our 57.8% equity ownership in Reno de Medici S.p.A., a public company traded on the Milan and Madrid stock exchanges.

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HISTORICAL MARKET PRICES OF MAIN PRODUCTS AND RAW MATERIAL

	2016	2017					2018			Q3 2018 vs. Q3 2017		Q3 2018 vs. Q2 2018
These indices should only be used as trend indicators; they may differ from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Change	%	Change	%
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/short ton)
Linerboard 42-lb. unbleached kraft, Eastern US (open market)	625	655	705	705	705	693	722	755	755	50	7%	—	—%
Corrugating medium 26-lb. semichemical, Eastern US (open market)	520	540	590	617	620	592	637	670	670	53	9%	—	—%
Boxboard Europe (euro/metric ton)
Recycled white-lined chipboard (WLC) index1	656	649	680	680	680	672	678	673	673	(7)	(1)%	—	—%
Virgin coated duplex boxboard (FBB) index2	1,045	1,031	1,031	1,031	1,031	1,031	1,072	1,072	1,072	41	4%	—	—%
Specialty Products (US$/short ton)
Uncoated recycled boxboard - 20-pt. bending chip (series B)	605	622	660	660	640	645	643	680	730	70	11%	50	7%
TISSUE PAPERS (US$/short ton)
Parent rolls, recycled fibres (transaction)	1,013	1,023	1,040	1,053	1,057	1,043	1,072	1,087	1,102	49	5%	15	1%
Parent rolls, virgin fibres (transaction)	1,280	1,297	1,320	1,334	1,339	1,323	1,366	1,388	1,404	70	5%	16	1%

Raw material prices (average)
RECYCLED PAPER
North America (US$/short ton)
Sorted residential papers, No. 56 (SRP - Northeast average)	69	92	76	86	63	79	59	31	28	(58)	(67)%	(3)	(10)%
Old corrugated containers, No. 11 (OCC - Northeast average)	93	142	148	162	99	138	92	71	68	(94)	(58)%	(3)	(4)%
Sorted office papers, No. 37 (SOP - Northeast average)	150	173	172	170	160	169	165	193	210	40	24%	17	9%
Europe (euro/metric ton)
Recovered paper index3	127	147	138	147	135	142	111	99	103	(44)	(30)%	4	4%
VIRGIN PULP (US$/metric ton)
Northern bleached softwood kraft, Canada	978	1,033	1,093	1,110	1,183	1,105	1,233	1,310	1,377	267	24%	67	5%
Bleached hardwood kraft, mixed, Canada/US	847	853	942	985	1,052	958	1,077	1,125	1,192	207	21%	67	6%

Source: RISI and Cascades.

SENSITIVITY TABLE

Please refer to page 31 of the 2017 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income as a result of potential changes in the prices of our main products, costs of certain raw material and energy, as well as the CAN$/US$ and CAN$/Euro exchange rates, assuming that, for each price change, all other variables remain constant.

1 The Cascades Recycled White-Lined Chipboard Selling Price Index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2018.

2 The Cascades Virgin Coated Duplex Boxboard Selling Price Index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2018.

3 The Cascades Recovered Paper Index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been rebalanced as at January 1, 2018.

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SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS

The Corporation incurred the following specific items during the first nine months of 2018 and 2017:

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

2018

In the first quarter, the Containerboard Packaging segment completed the sale of the building and land of its Maspeth plant in NY, USA, and generated a gain of $66 million, net of asset retirement obligations of $2 million.

2017

In the second quarter, the Containerboard Packaging segment sold a piece of land in Ontario, Canada, and recorded a gain of $7 million.

In the second quarter, a $1 million gain from the sale of some assets was realized in Corporate Activities.

INVENTORY ADJUSTMENT RESULTING FROM BUSINESS COMBINATION

2017

In the second quarter, operating results in the Containerboard Packaging segment were negatively impacted by $2 million. This was the result of the inventory acquired at the time of the Greenpac consolidation being recognized at fair value, with no profit recorded on its subsequent sale.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

2018

In the third quarter, the Containerboard Packaging segment incurred a $1 million charge related to severances for the forthcoming closure of two sheets plants in Ontario announced during the quarter.

In the third quarter, the Specialty Products segment recorded a gain of $1 million from the dismantling of a building of a plant closed in the previous years.

2017

In the third quarter, the Containerboard Packaging segment had announced the closure of its New York converting plant and recorded severance expenses totaling $2 million (please refer to the “Significant Facts and Developments” section for more details).

In the third quarter, the Tissue Papers segment incurred a $2 million impairment charge from the reevaluation of some unused assets.

7

In the second quarter, the Containerboard Packaging segment recorded an impairment charge of $11 million on deferred revenues related to a management agreement of Greenpac since the beginning of the mill construction and recorded in “Other assets”. Following the acquisition and consolidation of Greenpac, expected future cash flows related to this asset will not materialize on a consolidated basis.

Also in the second quarter, the Tissue Papers segment incurred $2 million of restructuring costs following the review of provisions related to the transfer of the converting operations of the Toronto plant to other Tissue segment sites announced in 2016.

In the first quarter, the Boxboard Europe segment recorded severance costs of $1 million following the restructuring of its sales activities.

DERIVATIVE FINANCIAL INSTRUMENTS

In the first nine months of 2018, the Corporation recorded an unrealized loss of $5 million (gain of $2 million in the third quarter), compared to an unrealized gain of $10 million (gain of $2 million in the third quarter) in the same period of 2017, on certain derivative financial instruments not designated for hedge accounting.

INTEREST RATE SWAPS

In the first nine months of 2018, the Corporation recorded an unrealized gain on interest rate swaps of $1 million (nil in the third quarter), compared to nil in the same periods of 2017, which are included in financing expense.

FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In the first nine months of 2018, the Corporation recorded a gain of $4 million (gain of $3 million in the third quarter) on its US$-denominated debt and related financial instruments, compared to a gain of $27 million (gain of $8 million in the third quarter) in 2017. In 2017, it included a gain of $16 million for the first nine months (gain of $4 million in the third quarter), on our US$-denominated long-term debt, net of our net investment hedges in the U.S. and Europe as well as forward exchange contracts designated as hedging instruments, if any. In 2018, it includes a $4 million gain in the first nine months (gain of $3 million in the third quarter), compared to a gain of $11 million in the same period of 2017 (gain of $4 million in the third quarter), on foreign exchange forward contracts not designated for hedge accounting.

FAIR VALUE REVALUATION GAIN ON INVESTMENTS AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

2018

In the first quarter, our Boxboard Europe segment completed the acquisition of PAC Service S.p.A. and recorded a revaluation gain of $5 million on its previously held interest. This item is presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

2017

Containerboard

On April 4, 2017, Cascades and its partners in Greenpac Holding LLC (Greenpac) agreed to modify the equity holders' agreement. These modifications enable Cascades to direct decisions about relevant activities. Therefore, from an accounting standpoint, Cascades now has control over Greenpac, which triggers its deemed acquisition and thus fully consolidates Greenpac since April 4, 2017. The Corporation recorded a revaluation gain on previously held interest of $156 million in the second quarter1. Consequently to the acquisition, accumulated other comprehensive loss components of Greenpac totaling $4 million and included in our consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

In the first nine months of 2017, the Corporation also recorded its share of $3 million on an unrealized gain on certain derivative financial instruments not designated for hedge accounting prior to the acquisition of Greenpac.

1 The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share (please refer to Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements for more details).

8

Boralex

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporations' participation in Boralex decreased to 17.37%, which resulted in a dilution gain of $15 million and is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex was no longer classified as an associate and considered an available-for-sale financial asset, which is classified in “Other assets.” Consequently, our investment in Boralex was re-evaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings. Subsequent fair value revaluation of this investment was recorded in accumulated other comprehensive income.

On July 27, 2017, Cascades announced the sale of all of its shares in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million. The increase in fair value of $18 million from March 10 to July 27, 2017, recorded in accumulated other comprehensive income materialized and the Corporation recorded a gain of $18 million in the third quarter in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

PROVISION FOR INCOME TAXES

2018

In the third quarter, the Corporation reassessed the probability of recovering unrealized capital losses which resulted in the derecognition of tax assets totalling $6 million.

2017

Consequently, with the sale of its participation in Boralex in July 2017, the Corporation reassessed the probability of recovering unrealized capital losses on long-term debt due to foreign exchange fluctuations. As a result, $8 million of tax assets were derecognized in the third quarter and recorded in the statement of earnings.

In conjunction with the acquisition of Greenpac, the Corporation recorded an income tax recovery of $70 million representing deferred income taxes on its investment prior to the acquisition on April 4, 2017. Also, there was no income tax provision recorded on the gain of $156 million generated by the business combination of Greenpac, since it is included in the fair value of assets and liabilities acquired as described in Note 5 of the 2017 audited consolidated financial statements.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.
•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.
•	Net debt to adjusted OIBD ratio on a pro-forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

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Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	For the 3-month period ended September 30, 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	94	10	9	(11)	(24)	78
Depreciation and amortization	22	9	6	16	8	61
Operating income (loss) before depreciation and amortization	116	19	15	5	(16)	139
Specific items:
Restructuring costs (gain)	1	—	(1)	—	—	—
Unrealized gain on derivative financial instruments	—	—	—	—	(2)	(2)
	1	—	(1)	—	(2)	(2)
Adjusted operating income (loss) before depreciation and amortization	117	19	14	5	(18)	137
Adjusted operating income (loss)	95	10	8	(11)	(26)	76

	For the 3-month period ended September 30, 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	50	5	10	9	(23)	51
Depreciation and amortization	19	9	5	13	7	53
Operating income (loss) before depreciation and amortization	69	14	15	22	(16)	104
Specific items :
Impairment charges	—	—	—	2	—	2
Restructuring costs	2	—	—	—	—	2
Unrealized loss (gain) on derivative financial instruments	1	—	—	—	(3)	(2)
	3	—	—	2	(3)	2
Adjusted operating income (loss) before depreciation and amortization	72	14	15	24	(19)	106
Adjusted operating income (loss)	53	5	10	11	(26)	53

10

	For the 9-month period ended September 30, 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	297	51	15	(22)	(78)	263
Depreciation and amortization	62	26	16	47	23	174
Operating income (loss) before depreciation and amortization	359	77	31	25	(55)	437
Specific items:
Gain on acquisitions, disposals and others	(66)	—	—	—	—	(66)
Restructuring costs (gain)	1	—	(1)	—	—	—
Unrealized loss on derivative financial instruments	5	—	—	—	—	5
	(60)	—	(1)	—	—	(61)
Adjusted operating income (loss) before depreciation and amortization	299	77	30	25	(55)	376
Adjusted operating income (loss)	237	51	14	(22)	(78)	202

	For the 9-month period ended September 30, 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	113	23	37	34	(77)	130
Depreciation and amortization	52	25	16	44	19	156
Operating income (loss) before depreciation and amortization	165	48	53	78	(58)	286
Specific items:
Gain on acquisitions, disposals and others	(7)	—	—	—	(1)	(8)
Inventory adjustment resulting from business combination	2	—	—	—	—	2
Impairment charges	11	—	—	2	—	13
Restructuring costs	2	1	—	2	—	5
Unrealized gain on derivative financial instruments	—	—	—	—	(10)	(10)
	8	1	—	4	(11)	2
Adjusted operating income (loss) before depreciation and amortization	173	49	53	82	(69)	288
Adjusted operating income (loss)	121	24	37	38	(88)	132

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Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2018	2017	2018	2017
Net earnings attributable to Shareholders for the period	36	33	124	450
Net earnings attributable to non-controlling interests	7	2	28	9
Provision for (recovery of) income taxes	17	19	57	(24)
Fair value revaluation gain on investments	—	(18)	(5)	(315)
Share of results of associates and joint ventures	(3)	(3)	(7)	(36)
Foreign exchange gain on long-term debt and financial instruments	(3)	(8)	(4)	(27)
Financing expense and interest expense on employee future benefits	24	26	70	73
Operating income	78	51	263	130
Specific items:
Gain on acquisitions, disposals and others	—	—	(66)	(8)
Inventory adjustment resulting from business combination	—	—	—	2
Impairment charges	—	2	—	13
Restructuring costs	—	2	—	5
Unrealized loss (gain) on derivative financial instruments	(2)	(2)	5	(10)
	(2)	2	(61)	2
Adjusted operating income	76	53	202	132
Depreciation and amortization	61	53	174	156
Adjusted operating income before depreciation and amortization	137	106	376	288

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS				NET EARNINGS PER COMMON SHARE[1]
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except amount per common share)	2018	2017	2018	2017	2018	2017	2018	2017
As per IFRS	36	33	124	450	$0.38	$0.35	$1.31	$4.75
Specific items:
Gain on acquisitions, disposals and others	—	—	(66)	(8)	—	—	$(0.51)	$(0.06)
Inventory adjustment resulting from business combination	—	—	—	2	—	—	—	$0.01
Impairment charges	—	2	—	13	—	$0.02	—	$0.09
Restructuring costs	—	2	—	5	—	$0.01	—	$0.04
Unrealized loss (gain) on derivative financial instruments	(2)	(2)	5	(10)	$(0.02)	$(0.01)	$0.04	$(0.08)
Unrealized gain on interest rate swaps	—	—	(1)	—	—	—	$(0.01)	—
Foreign exchange gain on long-term debt and financial instruments	(3)	(8)	(4)	(27)	$(0.02)	$(0.08)	$(0.03)	$(0.25)
Fair value revaluation gain on investments	—	(18)	(5)	(315)	—	$(0.17)	$(0.03)	$(3.85)
Share of results of associates and joint ventures	—	—	—	(18)	—	—	—	$(0.15)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interests1	7	10	26	(37)	$0.06	$0.08	$0.06	$0.08
	2	(14)	(45)	(395)	$0.02	$(0.15)	$(0.48)	$(4.17)
Adjusted	38	19	79	55	$0.40	$0.20	$0.83	$0.58

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per common share amounts in line item “Tax effect on specific items, other tax adjustments and attributable to non-controlling interests” only include the effect of tax adjustments. Please refer to “Provision for income taxes” prior in this section for more details.

12

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2018	2017	2018	2017
Cash flow from operating activities	134	18	288	78
Changes in non-cash working capital components	(42)	43	(16)	105
Depreciation and amortization	(61)	(53)	(174)	(156)
Net income taxes paid	6	—	4	6
Net financing expense paid	39	40	94	88
Gain on acquisitions, disposals and others	—	—	66	8
Impairment charges and restructuring costs	—	(2)	—	(13)
Unrealized gain (loss) on derivative financial instruments	2	2	(5)	10
Dividend received, employee future benefits and others	—	3	6	4
Operating income	78	51	263	130
Depreciation and amortization	61	53	174	156
Operating income before depreciation and amortization	139	104	437	286

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow, which is also calculated on a per common share basis:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	2018	2017	2018	2017
Cash flow from operating activities	134	18	288	78
Changes in non-cash working capital components	(42)	43	(16)	105
Cash flow from operating activities (excluding changes in non-cash working capital components)	92	61	272	183
Specific items, net of current income taxes if applicable:
Restructuring costs	—	2	—	5
Adjusted cash flow from operating activities	92	63	272	188
Capital expenditures, other assets[1] and capital lease payments, net of disposals of $82 million in the first nine months of 2018	(129)	(46)	(210)	(142)
Dividends paid to the Corporation's Shareholders and to non-controlling interests	(5)	(5)	(23)	(16)
Adjusted free cash flow	(42)	12	39	30
Adjusted free cash flow per share	$(0.44)	$0.13	$0.41	$0.32
Weighted average basic number of common shares outstanding	94,469,465	94,718,891	94,704,999	94,658,949

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	September 30, 2018	December 31, 2017
Long-term debt	1,648	1,517
Current portion of long-term debt	44	59
Bank loans and advances	20	35
Total debt	1,712	1,611
Less: Cash and cash equivalents	139	89
Net debt	1,573	1,522
Adjusted OIBD (last twelve months)	481	393
Net debt / Adjusted OIBD ratio	3.3	3.9
Net debt / Adjusted OIBD ratio on a pro-forma basis[1]	3.2	3.6

1 Pro-forma to include adjusted OIBD of 2017 and 2018 business acquisitions on a last twelve months basis.

13

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2017

Results for the year reflected strong sales driven by year-over-year increases in shipments for the Boxboard Europe segment and higher average selling prices from all three packaging segments on a same plant basis. Beginning in the second quarter, the consolidation of Greenpac benefited both sales and operating income levels. However, a sharp increase in raw material costs impacted the performance of all our segments, the effects of which were partially offset by the corresponding stronger results generated by our Recovery and Recycling activities. Results from our Tissue segment included costs related to the start-up of the new converting plant on the West Coast of the US, as well as additional costs related to new branding and repositioning efforts of its product lines. Increased capacity in the Tissue market also had a negative impact on shipments. Finally, ERP implementation and business process optimization initiatives at the corporate level also required a higher level of resources during 2017 compared to 2016.

FINANCIAL OVERVIEW - 2018

Results for the first nine months of 2018 reflect strong sales levels that were driven by higher average selling prices in all three packaging segments despite lower volumes on a same plant basis. Also, lower brown grades recycled fibre costs benefited the performance of our Containerboard and Boxboard Europe segments, the effects of which were partially offset by the corresponding lower results generated by our Recovery and Recycling activities in our Specialty Products segment. Results from our Tissue Papers segment continued to be negatively impacted by rising virgin pulp and recycled white paper grades prices and increased capacity in the market. In addition, results of our North American activities were negatively impacted by increasing transportation costs that are occurring for many industries in the US and Canada. Finally, Corporate Activities cost levels decreased as expected given that ERP implementation and business process review initiatives have now mostly been completed, and focus has now shifted to optimization.

For the three-month period ended September 30, 2018, the Corporation posted net earnings of $36 million, or $0.38 per common share, compared to net earnings of $33 million, or $0.35 per common share in the same period of 2017. On an adjusted basis1, the Corporation generated net earnings of $38 million in the third quarter of 2018, or $0.40 per common share, compared to net earnings of $19 million, or $0.20 per common share, in the same period of 2017. The Corporation recorded an operating income of $78 million during the period, compared to $51 million in the same period of 2017. On an adjusted basis1, operating income stood at $76 million, compared to $53 million last year.

For the nine-month period ended September 30, 2018, the Corporation posted net earnings of $124 million, or $1.31 per common share, compared to net earnings of $450 million, or $4.75 per common share in the same period of 2017. On an adjusted basis1, the Corporation generated net earnings of $79 million in the first nine months of 2018, or $0.83 per common share, compared to $55 million, or $0.58 per common share, in the same period of 2017. The Corporation recorded an operating income of $263 million during the period, compared to $130 million in the same period of 2017. On an adjusted basis1, operating income stood at $202 million, compared to $132 million last year.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

14

KEY PERFORMANCE INDICATORS

We use several key performance indicators to monitor our action plan and analyze the progress we are making toward achieving our long-term objectives. These include the following:

	2016					2017					2018				LTM[8]
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	277	284	294	283	1,138	285	375	369	372	1,401	352	385	370	1,107	1,479
Boxboard Europe	278	267	258	263	1,066	296	283	271	270	1,120	298	276	259	833	1,103
	555	551	552	546	2,204	581	658	640	642	2,521	650	661	629	1,940	2,582
Tissue Papers	143	158	163	144	608	139	151	157	146	593	149	163	164	476	622
Total	698	709	715	690	2,812	720	809	797	788	3,114	799	824	793	2,416	3,204

Integration rate[2]
Containerboard	52%	53%	54%	51%	53%	51%	51%	55%	52%	53%	56%	56%	56%	56%	55%
Tissue Papers	70%	65%	65%	72%	68%	71%	69%	67%	66%	68%	67%	68%	71%	69%	68%

Manufacturing capacity utilization rate[3]
Packaging Products
Containerboard	93%	93%	96%	91%	93%	96%	94%	91%	92%	93%	89%	100%	92%	94%	93%
Boxboard Europe	97%	92%	89%	91%	92%	102%	98%	94%	93%	97%	103%	96%	90%	96%	96%
Tissue Papers	87%	89%	93%	83%	88%	86%	89%	90%	84%	87%	88%	92%	92%	91%	89%
Consolidated total	93%	91%	93%	89%	92%	96%	95%	92%	91%	93%	94%	97%	91%	94%	93%
FINANCIAL
Return on assets[4]
Packaging Products
Containerboard	19%	19%	18%	17%	17%	16%	14%	13%	14%	14%	14%	16%	18%	18%	18%
Boxboard Europe	10%	10%	10%	10%	10%	10%	10%	11%	12%	12%	14%	15%	16%	16%	16%
Specialty Products	18%	19%	20%	20%	20%	20%	21%	19%	18%	18%	15%	12%	11%	11%	11%
Tissue Papers	15%	17%	17%	16%	16%	15%	14%	12%	10%	10%	9%	6%	4%	4%	4%
Consolidated return on assets	11.8%	12.0%	11.3%	10.8%	10.8%	9.8%	9.1%	8.9%	9.2%	9.2%	9.5%	10.2%	10.7%	10.7%	10.7%
Return on capital employed[5]	6.0%	6.2%	5.5%	5.2%	5.2%	4.5%	3.9%	3.7%	3.7%	3.7%	3.9%	4.4%	4.7%	4.7%	4.7%

Working capital[6]
In millions of $, at end of period	439	458	443	309	309	385	429	474	442	442	513	506	464	464	464
As a percentage of sales[7]	10.9%	10.9%	10.9%	10.6%	10.6%	10.2%	9.9%	9.9%	10.1%	10.1%	10.5%	10.8%	10.7%	10.7%	10.7%

1	Shipments do not take into account the elimination of business sector inter-segment shipments. Starting in Q2 2017, including Greenpac. Shipments from our Specialty Products segment are not presented as they use different units of measure.
2	Defined as: Percentage of manufacturing shipments transferred to our converting operations. Starting in Q2 2017, including Greenpac and its sales to its partners which are mostly under contractual agreements.
3	Defined as: Manufacturing internal and external shipments/practical capacity. Excluding Specialty Products segment manufacturing activities. Starting in Q2 2017, including Greenpac.
4

Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) adjusted OIBD/LTM quarterly average of total assets less cash and cash equivalents. Including Greenpac on a consolidated basis starting in Q2 2017.

5	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM adjusted operating income, including our share of core associates and joint ventures, divided by the LTM quarterly average of capital employed. Capital employed is defined as the quarterly total average assets less trade and other payables and cash and cash equivalents. Including Greenpac as an associate up to Q1 2017 and on a consolidated basis starting in Q2 2017.
6	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Starting in Q2 2017, including Greenpac.
7	Percentage of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals. Starting in Q2 2017, including Greenpac.
8	LTM (last twelve months).

15

HISTORICAL FINANCIAL INFORMATION

	2016					2017					2018				LTM[3]
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q22	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL
Sales
Packaging Products
Containerboard	336	342	356	336	1,370	346	428	438	440	1,652	421	475	472	1,368	1,808
Boxboard Europe	219	197	189	191	796	211	213	202	212	838	246	232	210	688	900
Specialty Products	149	157	158	156	620	173	188	181	161	703	159	164	164	487	648
Inter-segment sales	(15)	(14)	(16)	(16)	(61)	(22)	(27)	(32)	(24)	(105)	(24)	(23)	(21)	(68)	(92)
	689	682	687	667	2,725	708	802	789	789	3,088	802	848	825	2,475	3,264
Tissue Papers	320	324	342	319	1,305	306	338	323	301	1,268	305	342	361	1,008	1,309
Inter-segment sales and Corporate activities	(6)	(8)	(8)	(7)	(29)	(8)	(10)	(9)	(8)	(35)	(9)	(11)	(14)	(34)	(42)
Total	1,003	998	1,021	979	4,001	1,006	1,130	1,103	1,082	4,321	1,098	1,179	1,172	3,449	4,531
Operating income (loss)
Packaging Products
Containerboard	40	46	44	28	158	33	30	50	51	164	121	82	94	297	348
Boxboard Europe	8	7	1	3	19	5	13	5	11	34	19	22	10	51	62
Specialty Products	9	16	12	14	51	13	14	10	9	46	2	4	9	15	24
	57	69	57	45	228	51	57	65	71	244	142	108	113	363	434
Tissue Papers	19	18	26	12	75	8	17	9	(6)	28	(2)	(9)	(11)	(22)	(28)
Corporate activities	(3)	(22)	(33)	(24)	(82)	(28)	(26)	(23)	(20)	(97)	(28)	(26)	(24)	(78)	(98)
Total	73	65	50	33	221	31	48	51	45	175	112	73	78	263	308
Adjusted OIBD[1]
Packaging Products
Containerboard	55	60	58	43	216	45	56	72	74	247	77	105	117	299	373
Boxboard Europe	16	17	9	11	53	14	21	14	19	68	28	30	19	77	96
Specialty Products	14	16	18	17	65	18	20	15	14	67	7	9	14	30	44
	85	93	85	71	334	77	97	101	107	382	112	144	150	406	513
Tissue Papers	34	39	47	30	150	23	35	24	12	94	13	7	5	25	37
Corporate activities	(13)	(20)	(29)	(19)	(81)	(25)	(25)	(19)	(14)	(83)	(20)	(17)	(18)	(55)	(69)
Total	106	112	103	82	403	75	107	106	105	393	105	134	137	376	481
Net earnings	75	36	20	4	135	161	256	33	57	507	61	27	36	124	181
Adjusted[1]	34	35	30	15	114	12	24	19	13	68	12	29	38	79	92
Net earnings per common share (in dollars)
Basic	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70	$2.70	$0.35	$0.60	$5.35	$0.65	$0.28	$0.38	$1.31	$1.91
Basic, adjusted[1]	$0.35	$0.38	$0.32	$0.16	$1.21	$0.13	$0.25	$0.20	$0.14	$0.72	$0.13	$0.30	$0.40	$0.83	$0.97

Cash flow from operating activities (excluding changes in non-cash working capital components)	56	107	68	85	316	33	89	61	77	260	69	111	92	272	349
Net debt[1]	1,684	1,664	1,625	1,532	1,532	1,617	1,780	1,469	1,522	1,522	1,534	1,586	1,573	1,573	1,573

Sources: Bloomberg and Cascades.

1	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.
2	Including Greenpac on a consolidated basis starting in Q2 2017. The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share.
3	LTM (last twelve months).

16

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall and segmented analysis of the Corporation's 2018 and 2017 results.

BUSINESS START UP, ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING

•	On August 28, 2018, the Corporation announced plans to close two corrugated sheet plants located in Barrie and Perterborough, Ontario, Canada, as part of its ongoing efforts to reorganize and optimize its corrugated packaging platform in Ontario. The two plants will be closed no later than December 31, 2018.

•	In May 2018, the Corporation started operating its new containerboard packaging plant located in Piscataway, NJ, USA. The facility is ramping up as planned while we continue the consolidation of our packaging activities in the Northeastern United States.

•	On December 4, 2017, the Corporation announced that it had acquired three converting plants from the Coyle Group in Ontario, Canada, to strengthen its position in the containerboard packaging sector.

•	On April 5, 2017, the Corporation announced that results from the Greenpac Mill LLC (Greenpac) would be consolidated with those of the Corporation beginning April 4, 2017.

BOXBOARD EUROPE

•	On January 1, 2018, the Corporation, through its 57.8% equity ownership in Reno de Medici S.p.A., acquired 66.67% of PAC Service S.p.A. (PAC Service), a boxboard converter for the packaging, publishing, cosmetics and food industries. The Corporation already had a 33.33% equity participation in PAC Service before the transaction.

TISSUE PAPERS

•	During the first quarter of 2017, the Corporation successfully began production at its new tissue converting facility in Scappoose, Oregon, which houses three new state-of-the-art converting lines. The plant manufactures virgin and recycled bathroom tissue products and paper hand towels for the Cascades Pro brand (Away-from-Home market). The plant is supplied by the Corporation's tissue paper plant located 12 kilometers away in St. Helens.

17

SIGNIFICANT FACTS AND DEVELOPMENTS

•	On October 31, 2018, following the Spanish Antitrust Authorities approval, the Corporation's subsidiary, Reno de Medici, announced the closing of the 100% acquisition of Barcelona Cartonboard S.A.U., a Spanish company ranked seventh in Europe for coated cartonboard production for a purchase price of €46 million, which is subject to subsequent contractual adjustments resulting from indebtedness and working capital levels on the effective date of the transaction.

•	On July 26, 2018, the Corporation announced the acquisition of the White Birch Bear Island manufacturing facility in Virginia, USA, for a cash consideration of US$34 million ($45 million). The newsprint paper machine presently located on the site will be reconfigured to produce high quality recycled lightweight linerboard and medium for the North American market. The new machine is expected to have an annual production capacity of 400,000 tons and construction costs on a per ton basis that are competitive with similar conversion projects. As presently contemplated, the conversion would require an estimated investment of between US$275 and US$300 million, with production expected to begin in 2021. Additional details of the project will be provided once the project plans have been finalized and approved.

•	On June 29, 2018, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2022. The financial conditions remain unchanged.

•	On January 31, 2018, the Corporation completed the sale of the building and land of its Maspeth plant in New York, USA, for US$69 million ($86 million), net of transaction fees1.

•	On December 12, 2017, the Corporation announced the results of tender offers and proceeded with the purchase of US$150 million of its 5.50% unsecured senior notes due 2022 and US$50 million of its 5.75% unsecured senior notes due 2023.

•	On March 21, 2017, the Corporation acquired 23% of Containerboard Partners (Ontario) Inc. for a consideration of US$12 million ($16 million). This company is a member of Greenpac Holding LLC, of which it owns 12.1%. On November 30, 2017, the Corporation acquired an additional 30% of Containerboard Partners (Ontario) Inc. for a consideration of $19 million. These transactions add an indirect participation of 6.4% in Greenpac Holding LLC bringing total ownership to 66.1%.

•	On July 27, 2017, the Corporation announced the sale of its 17.3% equity holding in Boralex to the Caisse de Dépôt et Placement du Québec for $288 million.

1 Please refer to Note 6 of the unaudited condensed interim consolidated financial statements of the third quarter of 2018 for more details.

18

FINANCIAL RESULTS FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

SALES

Sales increased by $69 million, or 6%, to reach $1,172 million in the third quarter of 2018, compared to $1,103 million in the same period of 2017. The increase was mainly due to higher average selling prices in all segments and the 4% and 3% average depreciation of the Canadian dollar compared to, respectively, the U.S. dollar and the euro. The acquisition of three containerboard converting plants in Ontario at the end of 2017, and the early 2018 acquisition of PAC Service in Europe also contributed to sales increase as did higher volume in the Tissue papers segment. Partially offsetting these benefits were lower sales from our Recovery and Recycling activities, attributable to lower pricing of recycled brown grades, as well as lower volumes for the Boxboard Europe segment.

OPERATING INCOME

The Corporation generated operating income of $78 million in the third quarter of 2018, compared to $51 million in the same period of 2017, an increase of $27 million. Excluding specific items, the improvement was mainly explained by higher sales as explained and lower brown recycled fibre costs for our Containerboard packaging and Boxboard Europe segments. However, operating income in the current period was negatively impacted by the effect of higher prices of virgin pulp and white recycled fibre grades on the performance of the Tissue Papers segment, and lower contribution from Recovery and Recycling activities. Higher freight costs in all North American segments also negatively impacted operating income. The depreciation and amortization expense also increased by $8 million following business acquisitions realized since last year, the start-up of our New Jersey containerboard converting plant, and the completion of the ERP system implementation at the end of 2017.

Adjusted operating income1 was $76 million in the third quarter of 2018, compared to $53 million in the same period of 2017.

The main variances in sales and operating income in the third quarter of 2018, compared to the same period of 2017, are shown below:

Adjusted OIBD (Operating income)	Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.
Raw material (Operating income)	The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, inbound freight costs and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastic and wood chips.
F/X CAN$ (Operating income)	The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by the translation of our non-Canadian subsidiaries OIBD into CAN$. It also includes the impact of exchange rate fluctuations on the Corporation's Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to the “Sensitivity Table” section for further details).
Other production costs (Operating income)	These costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtime, efficiency and product mix changes.
Recovery and Recycling activities (Sales and Operating income)	While this sub-segment is integrated within the other segments of the Corporation, any variation in the results of Recovery and Recycling of the Specialty Products segment are presented separately and on a global basis in the charts.

The analysis of variances in segment operating income appears within each business segment review (please refer to the “Business Segment Review” section for more details).

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

19

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills 2
Total U.S. containerboard production amounted to 9.9 million short tons in the third quarter of 2018, a sequential and year-over-year increase of 4%. The industry registered an average capacity utilization rate of 98% during the quarter.	The average inventory level in the third quarter of 2018 increased 7% both sequentially and compared to the same period last year. Inventory levels stood at approximately 2.6 million short tons at the end of September, representing 3.9 weeks of supply.

1 Source: RISI
2 Source: Fibre Box Association

Our Performance

The main variances1 in sales and operating income for the Containerboard Packaging segment in the third quarter of 2018, compared to the same period of 2017, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the three-month periods ended September 30, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the third quarters of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

20

Q3 2017	Q3 2018	Change in %

Shipments2 ('000 s.t.)		—
369	370

Average Selling Price
(CAN$/unit)
1,186	1,278	8%

Sales ($M)		8%
438	472

Operating income ($M)
(as reported)
50	94	88%

(adjusted)1		79%
53	95

OIBD1 ($M)
69	116	68%
% of sales
16%	25%

(adjusted)1
72	117	63%
% of sales
16%	25%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-segment shipments. Including 3.2 billion square feet in both third quarters of 2018 and 2017.

3 Including sales to partners in Greenpac.

Shipments increased by 1,000 s.t. in the third quarter of 2018. This reflects a 1,000 s.t. decrease in external shipments from our containerboard mills in addition to a higher integration rate3 of 56% in the current period, compared to 55% last year. The manufacturing capacity utilization rate increased by 1% compared to the same period last year. Including sales to associates, the integration rate was 78% compared to 67% last year. On the converting side, shipments increased by 2,000 s.t. or 1%, which includes the three Ontario, Canada, sheet plants acquired in the fourth quarter of 2017.

The higher average selling price denominated in Canadian dollars reflects increases of $101 per s.t., or 14%, for parent rolls, and $71 per s.t., or 4%, for converted products.

Sales increased by $34 million, or 8%, compared to the prior year period, with the 2017 business acquisition contributing $16 million in the period. The higher average selling price and the 4% depreciation of the Canadian dollar against the U.S. dollar favourably impacted sales by $21 million and $11 million, respectively. The less favourable product mix and the lower volume negatively impacted sales by $6 million and $8 million, respectively.

Third quarter operating income increased by $44 million, or 88% compared to last year. This increase reflects the $45 million positive impact stemming from lower market prices for brown recycled fibre grades combined with the $15 million favourable impact from higher average selling prices. In addition, the 4% average depreciation of the Canadian dollar added $3 million to operating income. Lower volume, as highlighted above, and higher energy costs subtracted $3 million each, and other operational costs reduced operating income by an additional $6 million. In addition, higher freight costs subtracted $7 million from operating income. Also, our results benefited from the acquisition of the three Ontario sheet plants in December 2017.

The segment incurred some specific items1 in the third quarters of 2018 and 2017 that affected operating income. Adjusted operating income1 reached $95 million in the third quarter of 2018, compared to $53 million in the same period of 2017.

21

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry order inflow of coated boxboard 1

In Europe, order inflows of white-lined chipboard (WLC) totaled approximately 740,000 tonnes in the third quarter, which represented sequential and year-over-year decreases of 8% and 1%, respectively. In European countries where our Boxboard Europe segment is active, WLC prices remained stable both sequentially and compared to the same period last year. The folding boxboard (FBB) industry recorded order inflows of approximately 535,000 tonnes during the third quarter, which represented sequential and year-over-year decreases of 11% and 3%, respectively. FBB prices remained stable sequentially and increased by 4% on a year-over-year basis.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Coated virgin boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances1 in sales and operating income for the Boxboard Europe segment in the third quarter of 2018, compared to the same period of 2017, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the three-month periods ended September 30, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the third quarters of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

22

Q3 2017	Q3 2018	Change in %

Shipments2 ('000 s.t.)		-4%
271	259

Average Selling Price3
(CAN$/unit)
748	809	8%
(euro€/unit)
508	532	5%

Sales ($M)		4%
202	210

Operating income ($M)
(as reported)
5	10	100%

(adjusted)[1]		100%
5	10

OIBD1 ($M)
14	19	36%
% of sales
7%	9%

(adjusted)[1]
14	19	36%
% of sales
7%	9%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-segment shipments.

3 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Recycled boxboard shipments decreased by 18,000 s.t., or 8%, in the third quarter of 2018 compared to the same period of 2017, in part explained by the integration with the newly acquired PAC Service plant, while shipments of virgin boxboard increased by 1,000 s.t., or 3%. PAC Service, which produces specialty products and was acquired in the first quarter of 2018 (please refer to the “Significant facts and developments” section for more details) shipped 5,000 s.t. during the period.

The average selling price increased in both euros and Canadian dollars. This reflects the 3% year-over-year depreciation of the Canadian dollar compared to the euro, sales price increases that were implemented for several products, higher priced shipments from PAC Service, as well as a favourable product mix. Compared to the third quarter of 2017, the average 2018 third quarter selling price in recycled boxboard activities increased by €6, or 1%, while the average 2018 third quarter selling price in virgin boxboard activities increased by €50, or 7%.

The weaker Canadian dollar exchange compared to the euro added $8 million to sales, while the acquisition of PAC Service in the first quarter of 2018 contributed an additional $5 million. Lower average selling prices on a same plant removed $1 million of sales while lower volume subtracted $4 million.

Operating income increased by $5 million year-over-year. This was mainly due to a $12 million benefit stemming from lower raw material costs. However, these were partially offset by higher energy costs totalling $7 million.

23

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - uncoated recycled boxboard 1	Reference prices - fibre costs in North America 1
The reference price for uncoated recycled boxboard averaged US$730 per short ton in the third quarter of 2018. This represents increases of 7% sequentially and 11% year-over-year.	The index price for white grade recycled paper No. 37 (sorted office papers) increased by 9% and 24% sequentially and year-over-year, respectively, during the third of 2018. The index price for brown grade recycled paper No. 11 (old corrugated containers) fell by 5% and 58% sequentially and compared to the same period last year, respectively, due to the Chinese restrictions on recycled paper import permits. Index prices for recycled paper No. 56 (sorted residential papers) decreased 11% compared to the previous quarter and 68% year-over-year.

1 Source: RISI

Our Performance

The main variances1 in sales and operating income for the Specialty Products segment in the third quarter of 2018, compared to the same period of 2017, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the three-month periods ended September 30, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the third quarters of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

24

Q3 2017	Q3 2018	Change in %

Sales ($M)		-9%
181	164

Operating income ($M)
(as reported)
10	9	-10%

(adjusted)[1]		-20%
10	8

OIBD[1] ($M)
(as reported)
15	15	—
% of sales
8%	9%

(adjusted)[1]
15	14	-7%
% of sales
8%	9%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Recovery and Recycling activities: Given the level of integration of this sub-segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

Shipments in the Specialty Products segment decreased in most of the sub-sectors. More specifically, shipments decreased in our Industrial Packaging and our Recovery and Recycling2 activities due to lower shipments of honeycomb and URB (uncoated recycled board) products, as well as the impact on the flow of recovered paper of Chinese imports.

Lower recycled paper prices and lower shipments negatively impacted sales of our Recovery and Recycling activities by $21 million. This negative impact was partially offset by higher average selling prices in our Industrial Packaging sub-sector, reflecting URB price increases and a favourable product mix, combined with escalator clauses in our Consumer Product Packaging activities. In addition, the 4% average depreciation of the Canadian dollar against the U.S. dollar partly offset the decrease compared to the third quarter of 2017.

Operating income decreased by $1 million in the third quarter of 2018, largely reflecting the $4 million decrease in our Recovery and Recycling activities2 as a result of lower realized spreads (between average selling prices and raw material costs). The operating income level of other sub-sectors was higher compared to the third quarter of 2017, as a result of higher realized spreads that accounted for $3 million, most notably in our Industrial Packaging sub-sectors. Also, the weaker Canadian dollar compared to the U.S. dollar and euro benefited operating income levels by $1 million. On the other hand, higher operating costs of $1 million partially offset the increase.

The segment incurred some specific items1 in the third quarter of 2018 that affected operating income. Adjusted operating income1 reached $8 million in the third quarter of 2018, compared to $10 million in the same period of 2017.

25

TISSUE PAPERS

Our Industry

U.S. tissue paper industry production (parent rolls) and capacity utilization rate 1	U.S. tissue paper industry converted product shipments 1
During the third quarter of 2018, parent roll production amounted to 2.3 million tons, down 2% sequentially and up 2% compared to the same period last year. The average capacity utilization rate for the quarter stood at 93%, 3% lower sequentially and stable year-over-year.	Shipments in the Away-from-Home market decreased 8% sequentially and increased 3% year-over-year in the third quarter. Shipments in the Retail market rose by 2% compared to the previous quarter and versus to the same period of 2017.

1 Source: RISI

Our Performance

The main variances1 in sales and operating income (loss) for the Tissue Papers segment in the third quarter of 2018, compared to the same period of 2017, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the three-month periods ended September 30, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the third quarters of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

26

Q3 2017	Q3 2018	Change in %

Shipments[2] ('000 s.t.)		4%
157	164

Average Selling Price
(CAN$/unit)
2,064	2,203	7%

Sales ($M)		12%
323	361

Operating income (loss) ($M)
(as reported)
9	(11)	-222%

(adjusted)[1]		-200%
11	(11)

OIBD[1] ($M)
22	5	-77%
% of sales
7%	1%

(adjusted)[1]
24	5	-79%
% of sales
7%	1%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-segment shipments.

External manufacturing shipments decreased by 2,000 s.t., or 4%, year-over-year in the third quarter of 2018. External converting shipments increased by 8% compared to last year and was driven by both the Retail segment and the US Away-from-Home sector.

The 7% increase in the average Canadian dollar selling price was positively impacted by price increases in both the Away-from-Home and Retail segments announced late 2017 and early 2018. Furthermore, the favourable price increase was also due to the 4% average depreciation of the Canadian dollar compared to the U.S. dollar and a favourable impact stemming from the lower proportion of parent rolls sold in the current period.

Sales in the third quarter of 2018 increased by 12%. This was mainly due to an increase in volume, a favourable sales mix, and a beneficial impact related to the 4% depreciation of the Canadian dollar, as discussed above.

The decrease in operating income was mainly attributable to a significant increase in virgin fibre and white grade recycled paper costs, and higher transportation and production supplies costs. In addition, our outsourcing costs increased compared to last year mainly as a result of our increase in market share. These were partially offset by higher volume and beneficial price increases, which had a positive impact on overall profitability on a per short ton basis.

Operating income levels generated by Oregon converting activities are improving compared to last year. The operations are seeing positive trends in terms of sales, which is expected to have a beneficial impact in the upcoming quarter due to improving market inroads.

The segment incurred some specific items1 in the third quarter of 2017 that affected operating income. Adjusted operating loss1 stood at $11 million in the third quarter of 2018, compared to an adjusted operating income1 of $11 million in the same period of 2017.

27

CORPORATE ACTIVITIES

Operating loss in the first nine months of 2018 includes no unrealized loss or gain (gain of $2 million in the third quarter) on financial instruments. This compares to an unrealized gain of $10 million in the same period of 2017 (gain of $3 million in the third quarter). In the first nine months of 2017, a gain of $1 million on the sale of assets is also included in operating loss.

As planned, activities related to our ERP system implementation and business process optimization are slowing as targets continue to be realized. As such, costs related to these activities decreased year-over-year and efforts are now focused on stabilization and optimization.

STOCK-BASED COMPENSATION EXPENSE

Share-based compensation expense recognized in the Corporate Activities amounted to $4 million in the first nine months of 2018 ($2 million in the third quarter) compared to $6 million in the same period of 2017 (nil in the third quarter).

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

The depreciation and amortization expense increased by $18 million to $174 million in the first nine months of 2018 ($61 million in the third quarter), compared to $156 million in the same period of 2017 ($53 million in the third quarter). The increase is mainly attributable to business acquisitions, the Oregon tissue and New Jersey containerboard converting plant start-ups and the completion of the ERP system implementation.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS

The financing expense and interest on employee future benefits amounted to $70 million in the first nine months of 2018 ($24 million in the third quarter), compared to $73 million in the same period of 2017 ($26 million in the third quarter). The decrease in financing expense is the result of lower indebtedness, the sale of our Boralex stake in the third quarter of 2017, the redemption of US$200 million of unsecured senior notes completed in the fourth quarter of 2017 and higher capitalized interest related to major projects currently in progress. These were partly offset by additional financing expense from business acquisitions and capital expenditures completed in 2017 and in 2018.

During the first nine months of 2018, S&P Global Ratings revised the Corporation's outlook to “positive” from “stable” on improving credit measures; corporate rating of BB- was affirmed.

PROVISION FOR INCOME TAXES

In the first nine months of 2018, the Corporation recorded an income tax provision of $57 million, for an effective tax rate of 27%.

The tax provision or recovery on foreign exchange gains or losses on long-term debt and related financial instruments, in addition to some share of results of Canadian associates and joint ventures are calculated at the rate of capital gains. The decrease in the US federal tax rate from 35% to 21% at the end of 2017 had a positive impact on tax expense in the first nine months of 2018 compared to last year.

The Corporation's share of results from its US-based joint ventures and associates, which were mostly comprised of its share of results from Greenpac through the first quarter of 2017, is taxed at the same rate as the Corporation’s statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity for tax purposes. Consequently, income taxes associated with Greenpac net earnings are proportionately recorded by each partner based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings. As such, although Greenpac has been fully consolidated in the Corporation's results since the second quarter of 2017, only 71.8% of pre-tax book income is considered for tax provision purposes.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries other than Canada, notably the United States, France and Italy. The normal effective tax rate is expected to be in the range of 26% to 28%. The weighted-average applicable tax rate was 25.6% in the first nine months of 2018.

28

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

Until March 10, 2017, the share of results of associates and joint ventures included our 17.37% interest in Boralex Inc. (“Boralex”), a Canadian public corporation. Boralex is a producer of electricity whose core business is the development and operation of power stations that generate renewable energy, with operations in the Northeastern United States, Canada and France.

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporation's participation in Boralex decreased to 17.37%. This resulted in a dilution gain of $15 million, which is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex was no longer classified as an associate and was considered as an available-for-sale financial asset, which was classified in “Other assets.” Consequently, our investment in Boralex was revaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

On April 5, 2017, the Corporation announced the inclusion of Greenpac's results on a consolidated basis starting on April 4, 2017. The transaction resulted in a gain of $156 million on the revaluation of previously held interests. As a result of the acquisition, accumulated other comprehensive loss components of Greenpac totaling $4 million and included in our consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings (please refer to Note 5 of the 2017 audited consolidated financial statements for more details).

On July 27, 2017, Cascades announced the sale of all of its shares in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million. The increase in fair value of $18 million from March 10 to July 27, 2017, recorded in accumulated other comprehensive income materialized and the Corporation recorded a gain of $18 million in the third quarter of 2017 in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

In the first quarter of 2017, prior to the consolidation of Greenpac announced in the third quarter of 2017 (please refer to the “Business Highlights” section for more details), the Corporation recorded its 59.7% share of the Greenpac Mill results as an associate. As such, contribution to earnings before income taxes stood at $7 million. No provision for income taxes was included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the “Provision for income taxes” section above for more details).

For more information on specific items, please refer to the “Supplemental Information on Non-IFRS Measures” section.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities generated $288 million of liquidity in the first nine months of 2018 ($134 million generated in the third quarter), compared to $78 million generated in the same period of 2017 ($18 million generated in the third quarter). Changes in non-cash working capital components generated $16 million of liquidity in the first nine months of 2018 ($42 million generated in the third quarter), versus $105 million used in the same period of 2017 ($43 million used in the third quarter).

The first half of the year normally requires cash for working capital purposes due to seasonal variations, while prepaid expenses and payments of volume rebates are also more elevated in the first three months of the year. Moreover, inventory build-up normally takes place during the first half of the year in preparation for the seasonally stronger summer. As at September 30, 2018, average LTM working capital as a percentage of LTM sales stood at 10.7%, compared to 10.1% as at December 31, 2017.

Cash flow from operating activities, excluding changes in non-cash working capital components, stood at $272 million in the first nine months of 2018 ($92 million in the third quarter), compared to $183 million in the same period of 2017 ($61 million in the third quarter). This cash flow measurement is relevant to the Corporation's ability to pursue its capital expenditure program and reduce its indebtedness.

29

INVESTING ACTIVITIES

Investing activities used $202 million in the first nine months of 2018 ($128 million used in the third quarter), compared to $168 million generated in the same period of 2017 ($245 million generated in the third quarter) which included the proceeds from the disposal of our investment in Boralex for $288 million. Payments for property, plant and equipment totaled $274 million in the first nine months of 2018 ($124 million in the third quarter), including the purchase of the White Birch Bear Island assets in Virginia, USA (please refer to the “Significant facts and developments” section for more details), compared to $136 million in the same period of 2017 ($38 million in the third quarter). Proceeds from disposals of property, plant and equipment stood at $82 million in the first nine months of 2018 (nil in the third quarter), including the sale of the building and land of our containerboard plant in Maspeth, NY, USA (please refer to the “Significant facts and developments” section for more details), compared to $14 million in the same period of 2017 (nil in the third quarter).

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Payments for property, plant and equipment in the first nine months of 2018 were $274 million ($124 million in the third quarter), compared to $136 million in the same period of 2017 ($38 million in the third quarter). However, new capital expenditure projects amounted to $365 million in the first nine months of 2018 ($163 million in the third quarter), compared to $129 million in the same period of 2017 ($41 million in the third quarter). The variance in the amounts is related to purchases of property, plant and equipment included in “Trade and Other Payables” and other debts as well as capital lease acquisitions.

New capital expenditure projects by segment in the first nine months of 2018 were as follows (in millions of dollars):

The major capital projects that were initiated, are in progress or were completed in the first nine months of 2018 are as follows:

CONTAINERBOARD PACKAGING

•	Investments for the construction of a new containerboard packaging plant in Piscataway, NJ, USA (please refer to the “Significant Facts and Developments” section for more details) and for other strategic initiatives. Project costs include a non-cash amount of $56 million for the capital lease of the building.
•	Purchase of the assets of White Birch (Bear Island) in Virginia, USA (please refer to the “Significant Facts and Developments” section for more details).

SPECIALTY PRODUCTS

•	Investment for a new printing press at our Flexible Packaging plant located in Mississauga, Ontario, Canada.

TISSUE PAPERS

•	Down payments for the modernization of converting equipments.

30

INVESTMENTS IN ASSOCIATES & JOINT VENTURES AND CHANGE IN INTANGIBLE AND OTHER ASSETS

The main items were as follows:

2018

In the first nine months, the Corporation invested $13 million in intangible and other assets related to its ERP information technology system and other software needed to support our business process optimization.

Also during the period, the Corporation paid a $2 million purchase price adjustment related to the acquisition of a joint-venture participation in 2017.

In the first nine months, the Corporation also received $2 million related to a notes receivable for a plant sold in previous years.

2017

In the first nine months, the Company sold its investment in Boralex for an amount of $288 million (please refer to the “Significant Facts and Developments” section for more details).

At the end of the first quarter, the Corporation announced the acquisition of a minority stake in Containerboard Partners (Ontario) Inc., which owns 12% of Greenpac, for a consideration of US$12 million ($16 million). This transaction increased the Corporation's total participation in Greenpac by 2.8% to 62.5% at that time via the acquired additional indirect ownership.

In the first nine months, the Corporation invested $16 million in intangible and other assets related to our ERP information technology system and additional software needed to support our business process optimization.

NET CASH ACQUIRED IN BUSINESS COMBINATIONS

In the first nine months of 2018, the Corporation acquired $4 million from the business combination of PAC Service as described in Note 5 of the unaudited condensed interim consolidated financial statements of the third quarter of 2018. The Corporation also paid working capital purchase price adjustment in relation to its Coyle containerboard plants acquisition in 2017.

In the first nine months of 2017, the Corporation acquired $34 million from the business combination of Greenpac.

FINANCING ACTIVITIES

In the first nine months of 2018, financing activities, including $11 million of dividends paid to the Corporation's Shareholders ($3 million in the third quarter), debt repayment and the change in our revolving facility used $36 million in liquidity during the period ($39 million generated in the third quarter), compared to $117 million used in the same period of 2017 ($138 million used in the third quarter).

Cascades issued 598,621 common shares at an average price of $7.59 as a result of the exercise of stock options in the first nine months of 2018, representing an aggregate amount of $4 million. As well, the Corporation purchased 1,428,980 common shares for cancellation (488,900 in the third quarter) at an average price of $13.28 for an amount of $19 million ($7 million in the third quarter).

During the period, the Corporation also paid $1 million for the settlement of derivative financial instruments on long-term debt, compared to $9 million in the same period of 2017. Dividends paid to non-controlling interests amounted to $12 million in the first nine months of 2018 compared to $5 million in the same period of 2017. These payments are the results of dividends paid to the non-controlling shareholders of Greenpac and/or Reno de Medici. Non-controlling interests also contributed $1 million to the capital of Greenpac during the first quarter of 2018, representing the reinvestment of investment tax credit received by the partners.

31

CONSOLIDATED FINANCIAL POSITION

AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	September 30, 2018	December 31, 2017
Cash and cash equivalents	139	89
Working capital1	464	442
As a percentage of sales2	10.7%	10.1%

Bank loans and advances	20	35
Current portion of long-term debt	44	59
Long-term debt	1,648	1,517
Total debt	1,712	1,611
Net debt (total debt less cash and cash equivalents)	1,573	1,522

Equity attributable to Shareholders	1,579	1,455
Non-controlling interests	163	146
Total equity	1,742	1,601
Total equity and net debt	3,315	3,123
Ratio of net debt/(total equity and net debt)	47.5%	48.7%
Shareholders' equity per common share (in dollars)	$16.77	$15.32

1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.

2 Percentage of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months.

NET DEBT1 RECONCILIATION

The variances in the net debt (total debt less cash and cash equivalents) in the first nine months of 2018 are shown below (in millions of dollars), with the applicable financial ratios included.

393	Adjusted OIBD[1] (last twelve months)	481
3.6	Net debt/Adjusted OIBD1,2	3.2

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Net capital expenditures are expected to be in a range of $250-$300 million in 2018. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at September 30, 2018, the Corporation had $521 million (net of letters of credit in the amount of $14 million) available on its $750 million credit facility (excluding our subsidiaries Greenpac and Reno de Medici's credit facilities). Cash and cash equivalent as at September 30, 2018, is composed as follows: $25 million in the Parent Company, $111 million in Greenpac and Reno de Medici and $3 million in other subsidiaries.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Adjusted OIBD (last twelve months) including business combinations of 2017 and 2018 on a pro-forma basis.

32

NEAR-TERM OUTLOOK

We expect solid market conditions to continue to drive results in the Containerboard business within the framework of the softer seasonal demand typical of the fourth quarter. While recent announcements regarding future capacity additions have led to some concern about longer-term demand-supply balance in the containerboard market, current data suggests that the market will remain well balanced over the medium-term. Given this, the containerboard division is expected to continue to be an important contributor to our business performance over this timeframe. Turning to Tissue, capacity additions and elevated raw material costs will continue to impact the performance of this segment in the near-term. As such, we remain focused on realizing recently announced price increases, maximizing efficiency, optimizing our operational performance, and we remain committed to strategically investing in the modernization of our asset base to reinforce our market positioning.

Strategically, we are focused on successfully carrying out our 2018 investment program, ramping up production at our recently opened containerboard converting facility, broadening our tissue sales penetration in Oregon, and completing engineering analysis for the Bear Island project in Virginia. On a broader scale, our daily operational focus and our longer-term strategic plans continue to be driven by our commitment to be meticulous with our capital allocation practices, to diligently manage our leverage, and to successfully position our asset base for long term success.

CAPITAL STOCK INFORMATION

SHARE TRADING

Cascades' stock is traded on the Toronto Stock Exchange under the ticker symbol “CAS”. From January 1, 2018 to September 30, 2018, Cascades' share price fluctuated between $11.52 and $16.55. During the same period, 12.9 million Cascades shares were traded on the Toronto Stock Exchange. On September 28, 2018, Cascades shares closed at $12.61. This compares to a closing price of $14.96 on the last day of the same period of 2017.

COMMON SHARES OUTSTANDING

As at September 30, 2018, the Corporation's issued and outstanding capital stock consisted of 94,157,599 common shares (94,987,958 as at December 31, 2017), and 4,527,452 issued and outstanding stock options (4,990,120 as at December 31, 2017). In the first nine months of 2018, the Corporation purchased 1,428,980 common shares for cancellation, while 598,621 stock options were exercised, 175,749 stock options were granted and 39,796 stock options were forfeited. As at November 7, 2018, issued and outstanding capital stock consisted of 94,157,599 common shares and 4,527,452 stock options.

NORMAL COURSE ISSUER BID PROGRAM

The current normal course issuer bid enables the Corporation to purchase for cancellation up to 1,903,282 common shares between March 19, 2018 and March 18, 2019. During the period from March 19, 2018 to November 7, 2018, the Corporation purchased 1,250,600 common shares for cancellation.

DIVIDEND POLICY

On November 7, 2018, Cascades' Board of Directors declared a quarterly dividend of $0.04 per common share to be paid on December 5, 2018, to shareholders of record at the close of business on November 21, 2018. This $0.04 per common share dividend is in line with the previous quarter and the same quarter last year. On November 7, 2018, dividend yield was 1.6%.

	2016	2017				2018
TSX Ticker: CAS	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Common shares outstanding (in millions) [1]	94.5	94.7	94.7	94.7	95.0	95.0	94.6	94.2
Closing price [1]	$12.10	$13.71	$17.69	$14.96	$13.62	$13.33	$11.77	$12.61
Average daily volume [2]	118,554	182,011	362,191	214,545	208,984	246,940	201,563	215,882
Dividend yield [1]	1.3%	1.2%	0.9%	1.1%	1.2%	1.2%	1.4%	1.3%

1 On the last day of the quarter.

2 Average daily volume on the Toronto Stock Exchange.

33

CASCADES' SHARE PRICE FOR THE PERIOD FROM JULY 1, 2016 TO SEPTEMBER 30, 2018

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

For all the details for this section, please refer to the notes to the unaudited condensed interim consolidated financial statements.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, "Certification of Disclosure in Issuer's Annual and Interim Filings".

The DC&P have been designed to provide reasonable assurance that important information relevant to the Corporation is communicated to the President and Chief Executive Officer and to the Vice-President and Chief Financial Officer by other people, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the DC&P of the Corporation were effective as at September 30, 2018.

The ICFR was designed to provide reasonable assurance that the financial information presented is reliable and that the financial statements were prepared according to the IFRS. The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the ICFR as at September 30, 2018, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, they have concluded that the Corporation’s ICFR were effective as of the same date. During the three-month period ended September 30, 2018, there were no changes in the Corporation’s ICFR that materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks arising from changes in the selling prices of its principal products, the cost of raw materials, interest rates and foreign currency exchange rates, all of which could have an impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, and not for speculative investment purposes.

Pages 70 to 78 of our Annual Report for the year ended December 31, 2017, contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Please refer to our Annual Report for further details.

34

APPENDIX

INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

FINANCIAL RESULTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

SALES

Sales increased by $210 million, or 6%, to reach $3,449 million in the first nine months of 2018, compared to $3,239 million in the same period of 2017, mainly due to 2017 and 2018 business acquisitions, the start-up of a Tissue papers converting facility, and higher selling prices in all segments, mostly in Containerboard and Tissue papers. The 5% average depreciation of the Canadian dollar against the euro also had a significant favourable impact on sales during the period. Conversely, lower volumes on a same plant basis in all packaging segments had a negative impact on sales while tissue papers shipments increased year-over-year. Recovery and Recycling activities generated lower sales as a result of the decrease in recycled brown grades fibre prices.

OPERATING INCOME

The Corporation generated operating income of $263 million in the first nine months of 2018, compared to $130 million in the same period of 2017, an increase of $133 million. Variance of specific items2 recorded in both periods increased operating income by $63 million. Excluding these items, the increase is mainly explained by higher sales and lower recycled fibres prices for the Containerboard and Boxboard Europe segments. On the opposite, higher virgin pulp and white grades recycled fibres prices in our Tissue papers segment, lower contribution from our Recovery & Recycling activities and higher freight costs registered in all of our North American segments all negatively impacted operating income. The depreciation and amortization expense increased by $18 million, mainly due to acquisitions, the completion of our ERP implementation and the start-up of two new plants.

Adjusted operating income2 was $202 million in the first nine months of 2018, compared to $132 million in the same period of 2017.

The main variances1 in sales and operating income in the first nine months of 2018, compared to the same period of 2017, are shown below:

The sales and operating income variances analysis by segment is shown in each business segment review (refer to pages 36 to 43).

The Corporation incurred certain specific items in the first nine months of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the three-month periods ended September 30, 2018 and 2017” section for more details.

2 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

3 For variance analysis purposes, adjusted to include Greenpac in Q1-2017 on a pro-forma basis.

35

APPENDIX (CONTINUED)

INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Performance (Q3 2017 YTD vs. Q3 2018 YTD)

The main variances1 in sales and operating income for the Containerboard Packaging segment in the first nine months of 2018, compared to the same period of 2017, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the three-month periods ended September 30, 2018 and 2017” section for more details.

2 For variance analysis purposes, adjusted to include Greenpac in Q1 2017 on a pro-forma basis.

The Corporation incurred certain specific items in the first nine months of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

36

Q3 2017 YTD As reported	Q3 2018 YTD	Change in %

Shipments[1] ('000 s.t.)		8%
1,029	1,107

Average Selling Price
(CAN$/unit)
1,178	1,236	5%
		—

Sales ($M)		13%
1,212	1,368

Operating income ($M)
(as reported)
113	297	163%

(adjusted)[1]		96%
121	237

OIBD[1] ($M)
(as reported)
165	359	118%
% of sales
14%	26%

(adjusted)[1]
173	299	73%
% of sales
14%	22%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-segment shipments. Including 9.6 billion square feet in the first nine months of 2018 compared to 9.3 billion square feet in the same period of 2017.

3 Up to Q1 2017, the Corporation's interest in Greenpac was recorded under the equity method. All transactions were therefore accounted for as external.

4 Including sales to other partners in Greenpac.

Shipments increased by 78,000 s.t., or 8%, in the first nine months of 2018. This reflects a 61,000 s.t. increase in external shipments from our containerboard mills. The addition of Greenpac in the second quarter of 2017 contributed to this increase, but was partly offset by lower production in several mills in the first two months of 2018 due to mechanical issues which were resolved by the end of the first quarter. Machine downtimes decreased shipments by approximately 12,000 s.t.. Including Greenpac in both periods, external shipments decreased by 33,000 s.t., or 6%, in the first nine months of 2018. The mill integration rate4 increased to 56% in the current period from 53% in the same period last year, lowering external shipments. Including sales to associates, the integration rate was 76% compared to 64% last year. On the converting side, shipments increased by 3%, which includes the three Ontario sheet plants acquired in the fourth quarter of 2017.

Including Greenpac, a higher average selling price denominated in Canadian dollars reflects increases of $76 per s.t., or 11%, for parent rolls, and $76 per s.t., or 5%, for converted products.

Sales increased by $156 million, or 13%, with the 2017 business acquisitions contributing $119 million in 2018. When including Greenpac in both periods, sales increased by $87 million, or 7%, compared to the same period last year. The higher average selling price and a favourable mix of products sold added $92 million to sales, while the new plants added $50 million of sales. The 2% average appreciation of the Canadian dollar and lower volumes negatively impacted sales by $11 million and $44 million, respectively.

Operating income increased by $184 million, or 163% during the period, compared to last year. This increase includes a gain of $66 million on the sale of our NY facility assets in the first quarter of 2018. Including Greenpac in both periods, the remainder of the increase is mainly explained by the $92 million positive impact from the higher average selling price and more favourable mix. Prices of brown recycled fibre grades decreased, adding $89 million to operating income. These favourable impacts were partly offset by lower volume and higher freight costs that subtracted, respectively, $16 million and $17 million from operating income. Higher energy costs negatively impacted operating income by $4 million. In addition, operational costs subtracted another $29 million from operating income. Specifically, additional labour and warehousing costs related to inventory management, as well as some manufacturing production inefficiencies negatively impacted operating income. Finally, the 2% average appreciation of the Canadian dollar reduced operating income by $3 million. Operating income also benefited from the acquisition of the three Ontario sheet plants in December 2017.

The segment incurred some specific items1 in the first nine months of 2018 and 2017 that affected operating income. Adjusted operating income1 reached $237 million in the first nine months of 2018, compared to $121 million in the same period of 2017.

Finally, the Corporation's results for the first quarter of 2017 included its share of results of its then associate Greenpac3 Mill (59.7%) prior to the consolidation announced on April 5, 2017. In the first quarter of 2017, our share of results of Greenpac stood at $7 million.

37

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Performance (Q3 2017 YTD vs. Q3 2018 YTD)

The main variances1 in sales and operating income for the Boxboard Europe segment in the first nine months of 2018, compared to the same period of 2017, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the three-month periods ended September 30, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the first nine months of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

38

Q3 2017 YTD	Q3 2018 YTD	Change in %

Shipments[2] ('000 s.t.)		-2%
850	833

Average Selling Price[3]
(CAN$/unit)
737	825	12%
(euro€/unit)
507	537	6%

Sales ($M)		10%
626	688

Operating income ($M)
(as reported)
23	51	122%

(adjusted)[1]		113%
24	51

OIBD[1] ($M)
(as reported)
48	77	60%
% of sales
8%	11%

(adjusted)[1]
49	77	57%
% of sales
8%	11%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-segment shipments.

3 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Recycled boxboard shipments decreased by 30,000 s.t., or 4%, in the first nine months of 2018 compared to the same period of 2017, in part explained by the integration related to the newly acquired PAC Service plant, while shipments of virgin boxboard decreased by 4,000 s.t., or 3%. The newly acquired PAC Service plant, producing specialty products, shipped 17,000 s.t. during the 2018 period.

The average selling price increased in both euro and Canadian dollars year-over-year. This reflects the 5% average year-over-year depreciation of the Canadian dollar compared to the euro, in addition to sales price increases that were implemented for several products and the higher priced shipments from PAC Service. Compared to the first nine months of 2017, the average 2018 selling price of recycled boxboard activities increased by €19, or 4%, while the average selling price of virgin boxboard activities increased by €35, or 5%.

The increase in sales reflects the year-over-year 5% average depreciation of the Canadian dollar against the euro and the higher average selling price which, respectively, added $38 million and $23 million to sales. As well, the acquisition of PAC Service in the first quarter of 2018 contributed $18 million to sales, while lower volumes subtracted $17 million.

Operating income increased by $28 million year-over-year in the first nine months of 2018. This reflects the lower raw material prices, which added $17 million, and the higher average selling price, which contributed $23 million. The weaker Canadian dollar also benefited operating income by $5 million. Conversely, higher natural gas prices partly offset the increases, subtracting $12 million to operating income.

The segment incurred a specific item1 in the first nine months of 2017 that affected its operating income. Adjusted operating income1 was $51 million in the first nine months of 2018, compared to $24 million in the same period of 2017.

39

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Performance (Q3 2017 YTD vs. Q3 2018 YTD)

The main variances1 in sales and operating income for the Specialty Products segment in the first nine months of 2018, compared to the same period of 2017, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the three-month periods ended September 30, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the first nine months of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

40

Q3 2017 YTD	Q3 2018 YTD	Change in %

Sales ($M)		-10%
542	487

Operating income ($M)
(as reported)
37	15	-59%

(adjusted)[1]		-62%
37	14

OIBD[1] ($M)
(as reported)
53	31	-42%
% of sales
10%	6%

(adjusted)[1]
53	30	-43%
% of sales
10%	6%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Recovery and Recycling activities: Given the level of integration of this sub-segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

Shipments decreased in all sub-sectors. More specifically, shipments decreased in our Consumer Product Packaging and in our Recovery and Recycling2 activities due to lower shipments of plastic products, as well as the impact on the flow of recovered paper of Chinese restrictions on imports.

Sales decreased by $55 million, or 10%, compared to the comparable prior year period. This was mainly due to the $58 million lower contribution from the Recovery and Recycling activities caused by the decrease in recycled paper prices and lower volume. In addition, lower sales volume in our packaging activities subtracted $7 million. This was partially offset by higher average selling prices in our Industrial Packaging sub-sector reflecting URB price increases and a favourable product mix, combined with escalator clauses in our Consumer Product Packaging activities. These factors added an additional $9 million.

Operating income decreased by $22 million in the first nine months of 2018, due primarily to the $21 million decrease in our Recovery and Recycling activities2 that stems from lower realized spreads (between average selling prices and raw material costs). Operating income levels in other sub-sectors were $1 million lower than the first nine months of 2017, as a result of lower sales volume and higher operating costs, partly offset by higher realized spreads in our Industrial Packaging activities.

The segment incurred some specific items1 in the first nine months of 2018 that affected operating income. Adjusted operating income1 reached $14 million in the first nine months of 2018, compared to $37 million in the same period of 2017.

41

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Performance (Q3 2017 YTD vs. Q3 2018 YTD)

The main variances1 in sales and operating income (loss) for the Tissue Papers segment in the first nine months of 2018, compared to the same period of 2017, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the “Financial results for the three-month periods ended September 30, 2018 and 2017” section for more details.

The Corporation incurred certain specific items in the third quarters of 2018 and 2017 that adversely or positively affected its operating results. Please refer to the “Supplemental Information for Non-IFRS Measures” section for reconciliations and details.

42

Q3 2017 YTD	Q3 2018 YTD	Change in %

Shipments[2] ('000 s.t.)		6%
447	476

Average Selling Price
(CAN$/unit)
2,166	2,119	-2%
		—

Sales ($M)		4%
967	1,008

Operating income (loss) ($M)
(as reported)
34	(22)	-165%

(adjusted)[1]		-158%
38	(22)

OIBD ($M)
(as reported)
78	25	-68%
% of sales
8%	2%

(adjusted)[1]
82	25	-70%
% of sales
8%	2%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-segment shipments.

External manufacturing shipments increased by 13,000 s.t., or 10%, year-over-year in the first nine months of 2018. This was mainly due to market demand increase, inventory level reduction strategies and product diversification. External converting shipments increased by 5% compared to last year, and were mainly driven by the Away-from-Home and retail segments.

The 2% decrease in the average Canadian dollar selling price was largely due to the 2% average appreciation of the Canadian dollar compared to the U.S. dollar, the impact of a higher proportion of parent rolls sold in the current period, and a less favourable customer mix, the effects of which were partially offset by price increases.

Sales for the first nine months of 2018 increased by 4% compared to last year. The higher volume was partly offset by a less favourable proportional sales mix of parent rolls to converted products and the appreciation of the Canadian dollar.

The decrease in operating income is mainly attributable to a significant increase in virgin fibre and recycled white grade paper costs, increases in prices of production supplies, higher transportation costs, and a lower average selling price due to sales mix. These were partially offset by higher volume, which had a positive impact on overall operational cost levels due to better cost absorption.

Operating income levels generated by Oregon converting activities are improving compared to last year. The operations are seeing positive trends in terms of sales, which is expected to have a beneficial impact in the upcoming quarter due to improving market inroads.

The segment incurred some specific items1 in the first nine months of 2017 that affected its operating income. Adjusted operating loss1 reached $22 million in the first nine months of 2018, compared to an adjusted operating income1 of $38 million in the same period of 2017.

43

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents		139	89
Accounts receivable	3	643	608
Current income tax assets		19	18
Inventories		528	523
Current portion of financial assets	9	11	9
Assets held for sale	6	—	13
		1,340	1,260
Long-term assets
Investments in associates and joint ventures		79	78
Property, plant and equipment	5	2,351	2,104
Intangible assets with finite useful life		203	212
Financial assets	9	19	23
Other assets	5	63	73
Deferred income tax assets		145	149
Goodwill and other intangible assets with indefinite useful life	5	540	528
		4,740	4,427
Liabilities and Equity
Current liabilities
Bank loans and advances		20	35
Trade and other payables	3	705	683
Current income tax liabilities		20	6
Current portion of long-term debt	8	44	59
Current portion of provisions for contingencies and charges		7	7
Current portion of financial liabilities and other liabilities	9	81	101
		877	891
Long-term liabilities
Long-term debt	8	1,648	1,517
Provisions for contingencies and charges	5	38	36
Financial liabilities	9	21	18
Other liabilities	5	195	178
Deferred income tax liabilities		219	186
		2,998	2,826
Equity attributable to Shareholders
Capital stock		490	492
Contributed surplus		16	16
Retained earnings	3	1,091	982
Accumulated other comprehensive loss	3	(18)	(35)
		1,579	1,455
Non-controlling interests		163	146
Total equity		1,742	1,601
		4,740	4,427

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

44

CONSOLIDATED STATEMENTS OF EARNINGS

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	NOTE	2018	2017	2018	2017
Sales	7	1,172	1,103	3,449	3,239
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $61 million for 3-month period (2017 — $53 million) and $174 million for 9-month period (2017 — $156 million))	3	1,001	955	2,949	2,820
Selling and administrative expenses	3	96	91	301	285
Gain on acquisitions, disposals and others	6	—	—	(66)	(8)
Impairment charges and restructuring costs	6	—	4	—	18
Foreign exchange loss (gain)		(1)	3	(2)	2
Loss (gain) on derivative financial instruments		(2)	(1)	4	(8)
		1,094	1,052	3,186	3,109
Operating income		78	51	263	130
Financing expense		23	25	66	70
Interest expense on employee future benefits		1	1	4	3
Foreign exchange gain on long-term debt and financial instruments		(3)	(8)	(4)	(27)
Fair value revaluation gain on investments	5	—	(18)	(5)	(315)
Share of results of associates and joint ventures		(3)	(3)	(7)	(36)
Earnings before income taxes		60	54	209	435
Provision for (recovery of) income taxes		17	19	57	(24)
Net earnings including non-controlling interests for the period		43	35	152	459
Net earnings attributable to non-controlling interests		7	2	28	9
Net earnings attributable to Shareholders for the period		36	33	124	450
Net earnings per common share
Basic		$0.38	$0.35	$1.31	$4.75
Diluted		$0.37	$0.34	$1.27	$4.61
Weighted average basic number of common shares outstanding		94,469,465	94,718,891	94,704,999	94,658,949
Weighted average number of diluted common shares		96,780,412	97,773,147	97,194,029	97,609,266

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

45

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Net earnings including non-controlling interests for the period	43	35	152	459
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(26)	(34)	24	(56)
Change in foreign currency translation related to net investment hedging activities	15	30	(15)	45
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	1	(1)	1
Change in fair value of interest rate swaps	—	—	1	—
Change in fair value of commodity derivative financial instruments	2	1	5	(1)
Equity investment	—	(19)	—	—
Share of other comprehensive income of associates	—	—	—	21
Recovery of (provision for) income taxes	(2)	(2)	1	(15)
	(11)	(23)	15	(5)
Items that are reclassified to retained earnings
Actuarial gain on employee future benefits	8	8	13	3
Provision for income taxes	(2)	(2)	(3)	(1)
	6	6	10	2
Other comprehensive income (loss)	(5)	(17)	25	(3)
Comprehensive income including non-controlling interests for the period	38	18	177	456
Comprehensive income attributable to non-controlling interests for the period	3	—	28	9
Comprehensive income attributable to Shareholders for the period	35	18	149	447

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

46

CONSOLIDATED STATEMENTS OF EQUITY

		For the 9-month period ended September 30, 2018
(in millions of Canadian dollars) (unaudited)	NOTE	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period		492	16	982	(35)	1,455	146	1,601
New IFRS adoption	3	—	—	(2)	2	—	—	—
Adjusted Balance - Beginning of period		492	16	980	(33)	1,455	146	1,601
Comprehensive income
Net earnings		—	—	124	—	124	28	152
Other comprehensive income		—	—	10	15	25	—	25
		—	—	134	15	149	28	177
Dividends		—	—	(11)	—	(11)	—	(11)
Stock options expense		—	1	—	—	1	—	1
Issuance of common shares upon exercise of stock options		5	(1)	—	—	4	—	4
Redemption of common shares		(7)	—	(12)	—	(19)	—	(19)
Capital contribution from a non-controlling interest		—	—	—	—	—	1	1
Dividends paid to non-controlling interests		—	—	—	—	—	(12)	(12)
Balance - End of period		490	16	1,091	(18)	1,579	163	1,742

		For the 9-month period ended September 30, 2017
(in millions of Canadian dollars) (unaudited)		CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period		487	16	512	(31)	984	90	1,074
Comprehensive income (loss)
Net earnings		—	—	450	—	450	9	459
Other comprehensive income (loss)		—	—	2	(5)	(3)	—	(3)
		—	—	452	(5)	447	9	456
Business combinations		—	—	—	—	—	57	57
Dividends		—	—	(11)	—	(11)	—	(11)
Stock options expense		—	1	—	—	1	—	1
Issuance of common shares upon exercise of stock options		2	(1)	—	—	1	—	1
Partial disposal of a subsidiary to non-controlling interests		—	—	(1)	—	(1)	1	—
Dividends paid to non-controlling interests		—	—	—	—	—	(5)	(5)
Balance - End of period		489	16	952	(36)	1,421	152	1,573

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

47

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2018	2017	2018	2017
Operating activities
Net earnings attributable to Shareholders for the period		36	33	124	450
Adjustments for:
Financing expense and interest expense on employee future benefits		24	26	70	73
Depreciation and amortization		61	53	174	156
Gain on acquisitions, disposals and others	6	—	—	(66)	(8)
Impairment charges and restructuring costs	6	—	2	—	13
Unrealized loss (gain) on derivative financial instruments		(2)	(2)	5	(10)
Foreign exchange gain on long-term debt and financial instruments		(3)	(8)	(4)	(27)
Provision for (recovery of) income taxes		17	19	57	(24)
Fair value revaluation gain on investments	5	—	(18)	(5)	(315)
Share of results of associates and joint ventures		(3)	(3)	(7)	(36)
Net earnings attributable to non-controlling interests		7	2	28	9
Net financing expense paid		(39)	(40)	(94)	(88)
Net income taxes paid		(6)	—	(4)	(6)
Dividends received		3	3	4	8
Employee future benefits and others		(3)	(6)	(10)	(12)
		92	61	272	183
Changes in non-cash working capital components		42	(43)	16	(105)
		134	18	288	78
Investing activities
Investments in associates and joint ventures		—	—	(2)	(16)
Payments for property, plant and equipment	5	(124)	(38)	(274)	(136)
Proceeds from disposals of property, plant and equipment	6	—	—	82	14
Change in intangible and other assets		(4)	283	(11)	272
Net cash acquired in business combinations	5	—	—	3	34
		(128)	245	(202)	168
Financing activities
Bank loans and advances		(1)	7	(16)	5
Change in revolving credit facilities		5	(133)	15	(80)
Increase in other long-term debt		54	5	65	11
Payments of other long-term debt		(7)	(10)	(62)	(29)
Settlement of derivative financial instruments		—	(2)	(1)	(9)
Issuance of common shares upon exercise of stock options		—	—	4	1
Redemption of common shares		(7)	—	(19)	—
Dividends paid to non-controlling interests		(2)	(2)	(12)	(5)
Capital contribution from non-controlling interests		—	—	1	—
Dividends paid to the Corporation’s Shareholders		(3)	(3)	(11)	(11)
		39	(138)	(36)	(117)
Change in cash and cash equivalents during the period		45	125	50	129
Currency translation on cash and cash equivalents		(3)	—	—	1
Cash and cash equivalents - Beginning of period		97	67	89	62
Cash and cash equivalents - End of period		139	192	139	192

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. Except as described in Note 3, the accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2017.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe and Specialty Products (which constitutes the Corporation's Packaging Products), and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	472	438	1,368	1,212
Boxboard Europe	210	202	688	626
Specialty Products	164	181	487	542
Intersegment sales	(21)	(32)	(68)	(81)
	825	789	2,475	2,299
Tissue Papers	361	323	1,008	967
Intersegment sales and Corporate Activities	(14)	(9)	(34)	(27)
	1,172	1,103	3,449	3,239

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	116	69	359	165
Boxboard Europe	19	14	77	48
Specialty Products	15	15	31	53
	150	98	467	266
Tissue Papers	5	22	25	78
Corporate Activities	(16)	(16)	(55)	(58)
Operating income before depreciation and amortization	139	104	437	286
Depreciation and amortization	(61)	(53)	(174)	(156)
Financing expense and interest expense on employee future benefits	(24)	(26)	(70)	(73)
Foreign exchange gain on long-term debt and financial instruments	3	8	4	27
Fair value revaluation gain on investments	—	18	5	315
Share of results of associates and joint ventures	3	3	7	36
Earnings before income taxes	60	54	209	435

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	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	107	13	247	28
Boxboard Europe	15	8	23	20
Specialty Products	8	8	25	17
	130	29	295	65
Tissue Papers	29	9	57	53
Corporate Activities	4	3	13	11
Total acquisitions	163	41	365	129
Proceeds from disposals of property, plant and equipment	—	—	(82)	(14)
Capital lease acquisitions and included in other debts and liabilities	(33)	—	(99)	(7)
	130	41	184	108
Acquisitions for property, plant and equipment included in “Trade and other payables”
Beginning of period	14	8	28	25
End of period	(20)	(11)	(20)	(11)
Payments for property, plant and equipment net of proceeds from disposals	124	38	192	122

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(tabular amounts in millions of Canadian dollars)

NOTE 1

GENERAL INFORMATION

Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on November 7, 2018.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) as set forth in Part I of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

Except as described below, the accounting policies applied in these unaudited condensed interim consolidated financial statements are the same as those applied in the audited consolidated financial statements for the year ended December 31, 2017. Also, income taxes in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3

CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

In 2018, the Corporation changed the classification of some Corporate Activities expenses totalling $43 million in the nine month period ended September 30, 2018 ($16 million in the third quarter). Those costs were previously presented under “Selling and administrative expenses” and are now presented under “Cost of sales” since they are necessary for bringing finished goods to their present location and condition. As a result of this classification, the Corporation reclassified $45 million of Corporate Activities expenses from “Selling and administrative expenses” to “Cost of sales” in the nine month period ended September 30, 2017 ($15 million in the third quarter).

NEW IFRS ADOPTED

The Corporation adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments on January 1, 2018.

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

Accounting policy

IFRS 15 establishes a comprehensive framework for determining how much and when revenue is recognized. It replaces all previous revenue recognition standards, including IAS 18 Revenue, and related interpretations such as IFRIC 13 Customer Loyalty Programs.

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Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. The revenues of the Corporation come from the sale of physical goods that are recognized at a point in time. Sales of goods in the consolidated statement of earnings are recognized by the Corporation when control of the goods has been transferred, being when the goods are delivered to customers and when all obligations have been fulfilled. The amounts recognized as sales of goods represent the fair values of the considerations received or receivable from third parties on the sales of goods to customers, net returns, rebates and discounts, at which time there are no conditions for the payment to become due other than the passage of time.

Impact of adoption

The adoption of IFRS 15 did not result in any adjustment in the amounts previously recognized in the consolidated balance sheet, as contract costs were already recognized under other assets and depreciated over the contract term, while contract liabilities, consisting primarily of volume rebates provision, were already accrued using the most likely amount methodology. As well, the timing in the recognition of sales was not impacted by the new standard, as our previous revenue recognition policy already included control indicators defined in IFRS 15. Consequently, neither the consolidated statement of earnings, consolidated statement of comprehensive income, consolidated statement of equity or consolidated statement of cash flows were adjusted.

The only impact on the consolidated balance sheet pertains to the classification of contract liabilities, which can no longer be netted against “Accounts receivable” under IFRS 15. Contract liabilities, comprised of volume rebates, are now presented on the line item “Trade and other payables”. As at September 30, 2018, contract liabilities balance was at $40 million and was at $45 million as at December 31, 2017. Note 7 Revenue was also added to comply with IFRS 15 disclosure requirements.

IFRS 9 FINANCIAL INSTRUMENTS

Accounting policy

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments : Recognition and Measurement.

Classification

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

On initial recognition, the Corporation determines the financial instruments classification as per the following categories:

•	instruments measured at amortized cost;
•	instruments measured at fair value through other comprehensive income (FVOCI) or through net income (FVTPL).

The financial instruments' classification under IFRS 9 is based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial instrument in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Equity investments held for trading are classified as FVTPL. For all other equity investments that are not held for trading, the Corporation, on initial recognition, may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income (OCI). This election is made on an investment-by-investment basis.

Financial liabilities are measured at amortized cost unless they must be measured at FVTPL (such as instruments held for trading or derivatives) or if the Corporation elects to measure them at FVTPL.

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The following table presents the initial IAS 39 classification and the new IFRS 9 classification for all financial instruments held by the Corporation as at January 1, 2018.

Financial assets and liabilities	IAS 39 classification	IFRS 9 classification
Cash and cash equivalents	Loans and receivables (amortized cost)	Amortized cost
Accounts receivable	Loans and receivables (amortized cost)	Amortized cost
Equity investments	Available for sale (FVOCI)	FVTPL
Financial instruments used for hedging	FV — hedging instrument (FVOCI)	FV — hedging instrument (FVOCI)
Other current and non current financial assets	FVTPL	FVTPL
Bank loans and advances	Other financial liabilities (amortized cost)	Amortized cost
Trade and other payables	Other financial liabilities (amortized cost)	Amortized cost
Revolving credit facility	Other liabilities (amortized cost)	Amortized cost
Unsecured senior notes	Other liabilities (amortized cost)	Amortized cost
Other current and non current financial liabilities	FVTPL	FVTPL

Evaluation

Financial instruments at amortized cost

Financial instruments at amortized cost are initially measured at fair value, and subsequently at amortized cost, using the effective interest method, less any impairment loss. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statement of earnings.

Financial instruments at fair value

Financial instruments are initially and subsequently measured at fair value and transaction costs are accounted for in the consolidated statement of earnings. The effective portion of gains and losses on hedging instruments is accounted for in other comprehensive income in the period in which they occur. When the Corporation elects to measure a financial liability at FVTPL, gains or losses related to the Corporation's own credit risk are accounted for in the consolidated statement of earnings.

Impairment

Since January 1, 2018, the Corporation prospectively estimates the expected credit losses associated with the debt instruments accounted for at amortized cost or FVOCI. The impairment methodology used depends on whether there is a significant increase in the credit risk or not. For trade receivables, the Corporation measures loss allowances at an amount equal to lifetime expected credit loss (ECL) as allowed by IFRS 9 under the simplified method.

Derecognition

Financial assets

The Corporation derecognizes a financial asset when, and only when, the contractual rights to the cash flows from the financial asset have expired or when contractual rights to the cash flows have been transferred.

Financial liabilities

The Corporation derecognizes a financial liability when, and only when, it is extinguished, meaning when the obligation specified in the contract is discharged, canceled or expired. The difference between the carrying amount of the extinguished financial liability and the consideration paid or payable, including non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of earnings.

Impact of adoption

The change in the fair value of our equity investment in shares can no longer be recognized through other comprehensive income. As described above, equity investment held for trading must now be classified as FVTPL. Consequently, the balance of $2 million previously recorded in other comprehensive income was reclassified to retained earnings as at January 1, 2018.

NOTE 4

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Critical accounting estimates and judgments are detailed in the audited consolidated financial statements as at and for the year ended December 31, 2017.

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NOTE 5

BUSINESS COMBINATIONS

2018

PAC Service S.p.A.

On January 1, 2018, the Corporation acquired PAC Service S.p.A., a boxboard converter for the packaging, publishing, cosmetics and food industries and has been fully consolidated since then. The Corporation already had a 33.33% equity participation through its 57.8% equity ownership in Reno de Medici S.p.A., in the Boxboard Europe segment. The consideration for the acquisition of the remaining 66.67% shares consisted of cash totaling €10 million ($15 million) and was deposited on December 19, 2017. The excess of consideration over the net fair value of the assets acquired and the liabilities assumed resulted in a non-deductible goodwill of $7 million and has been allocated to the Boxboard Europe segment cash generating unit (CGU). The transaction is expected to create synergies, since Reno de Medici is already a strategic supplier of PAC Service.

The $12 million fair value of accounts receivables is equal to gross contractual cash flows, which were all expected to be collected at the time of the acquisition.

The purchase price allocation was finalized during the second quarter of 2018.

Assets acquired and liabilities assumed were as follows:

		2018
	BUSINESS SEGMENT:	BOXBOARD EUROPE
(in millions of Canadian dollars)	ACQUIRED COMPANY:	PAC Service S.p.A.
Fair values of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		4
Accounts receivable		12
Inventories		7
Property, plant and equipment		9
Non-deductible goodwill		7
Total assets		39

Trade and other payables		(9)
Current portion of long-term debt		(3)
Long-term debt		(2)
Employee future benefits		(1)
Deferred income tax liabilities		(1)
Net assets acquired		23

Cash paid in 2017 (included in other assets as at December 31, 2017)		15
Previously held interest		3
Revaluation gain on previously held interest on January 1, 2018		5
Total consideration		23

The acquired business, since the date of acquisition, represents sales amounting to $25 million on a stand-alone basis ($18 million on a consolidated basis) and the contribution to net earnings attributable to Shareholders is $1 million on a stand-alone basis ($1 million on a consolidated basis).

2017

Coyle, containerboard converting plants

The purchase price allocation was finalized during the first quarter of 2018 and the Corporation paid working capital purchase price adjustment of $1 million. There were no significant changes recorded to the preliminary amounts reported.

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ASSET AQUISITION

2018

Bear Island

On July 26, 2018, the Containerboard Packaging segment acquired the White Birch's Bear Island manufacturing facility in Virginia, USA, for a cash consideration of US$35 million ($46 million) (including transaction fees). Upon the approval of the Corporation's Board, the newsprint paper machine presently located on the site will be reconfigured to produce high-quality recycled lightweight linerboard and medium for the North American market. Production is expected to begin in 2021. During the period prior to conversion, White Birch will temporarily operate the site as a newsprint mill under 27-month free net lease having an estimated value of $8 million and accounted for as deferred revenues and added to the consideration.

As part of the agreement, the Corporation granted to White Birch a one-time option to purchase an interest of up to 10% in the Bear island containerboard mill project provided that the mill conversion project is approved by the Corporation's Board of Directors and can be exercised in the twelve month period beginning July 26, 2020. The option has an estimated value of $13 million and is added to the assets' purchase price.

The transaction is accounted for as an asset acquisition as it does not meet the definition of a business combination. The acquired facility includes landfills for which the Corporation recorded an asset retirement obligation amounting to $5 million. Finally, as part of the agreement, the Corporation committed to pay White Birch US$4 million ($5 million) in the next 27 months to cover property and building maintenance costs.

		2018
	BUSINESS SEGMENT:	CONTAINERBOARD
(in millions of Canadian dollars)	ACQUIRED ASSETS :	Bear Island
Cost of identifiable assets acquired and liabilities assumed:
Property, plant and equipment		77
Total assets		77

Asset retirement obligation		(5)
Net assets acquired		72

Cash paid		46
Purchase option fair value issued to White Birch		13
Favourable lease fair value		8
Carrying costs commitment		5
Total consideration		72

NOTE 6

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first nine months of 2018, the Corporation recorded the following gain:

	For the 3-month period ended September 30,	For the 9-month period ended September 30,
(in millions of Canadian dollars)	2018	2018
Gain on disposal of assets	—	(66)

First quarter

The Containerboard segment completed the sale of the building and land of its plant located in Maspeth, New York, USA, for US$69 million ($86 million) net of transaction fees of US$3 million ($4 million). An amount of US$4 million ($5 million) was put in escrow and will be released to the Corporation in the third quarter of 2020 if certain conditions are met. Since the conditions are not under the Corporation's control, the gain on this amount is deferred until the conditions are met. The transaction resulted in a gain of $66 million, net of asset retirement obligation costs of $2 million. The Corporation also put an amount of $26 million in escrow to potentially benefit from tax incentives in place in the US. This amount was released in July 2018 following the Bear Island acquisition.

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RESTRUCTURING COSTS

In the first nine months of 2018, the Corporation recorded the following restructuring costs (gains):

	For the 3-month period ended September 30,	For the 9-month period ended September 30,
(in millions of Canadian dollars)	2018	2018
Containerboard	1	1
Specialty Products	(1)	(1)
	—	—

Third quarter

The Containerboard Packaging segment incurred a $1 million charge related to severances for the forthcoming closure of two sheets plants in Ontario announced during the quarter.

The Specialty Products segment recorded a gain of $1 million from the dismantling of a building of a plant closed in the previous years.

NOTE 7

REVENUE

Information by geographic segment is as follows:

									SALES
							For the 3-month periods ended September 30,
	Canada		United States		Italy		Other countries		Total
(in millions of Canadian dollars)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Packaging Products
Containerboard	286	300	186	138	—	—	—	—	472	438
Boxboard Europe	—	—	—	—	104	106	106	96	210	202
Specialty Products	129	147	18	19	—	—	17	15	164	181
Intersegment sales	(20)	(32)	(1)	—	—	—	—	—	(21)	(32)
	395	415	203	157	104	106	123	111	825	789
Tissue Papers	154	142	207	181	—	—	—	—	361	323
Intersegment sales and Corporate Activities	(11)	(7)	(3)	(3)	—	(1)	—	2	(14)	(9)
	538	550	407	335	104	105	123	113	1,172	1,103

									SALES
							For the 9-month periods ended September 30,
	Canada		United States		Italy		Other countries		Total
(in millions of Canadian dollars)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Packaging Products
Containerboard	843	859	525	353	—	—	—	—	1,368	1,212
Boxboard Europe	—	—	—	—	333	315	355	311	688	626
Specialty Products	379	442	57	56	—	—	51	44	487	542
Intersegment sales	(65)	(80)	(3)	(1)	—	—	—	—	(68)	(81)
	1,157	1,221	579	408	333	315	406	355	2,475	2,299
Tissue Papers	428	417	580	550	—	—	—	—	1,008	967
Intersegment sales and Corporate Activities	(25)	(24)	(9)	(9)	—	(5)	—	11	(34)	(27)
	1,560	1,614	1,150	949	333	310	406	366	3,449	3,239

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NOTE 8

LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	September 30, 2018	December 31, 2017
Revolving credit facility, weighted average interest rate of 4.2% as at September 30, 2018, consists of $8 million and US$160 million (December 31, 2017 — $5 million and US$151 million)	2022	215	195
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$400 million	2022	516	503
5.75% Unsecured senior notes of US$200 million	2023	258	252
Other debts of subsidiaries		124	66
Other debts without recourse to the Corporation		338	320
		1,701	1,586
Less: Unamortized financing costs		9	10
Total long-term debt		1,692	1,576
Less:
Current portion of debts of subsidiaries		14	14
Current portion of debts without recourse to the Corporation		30	45
		44	59
		1,648	1,517

As at September 30, 2018, the long-term debt had a fair value of $1,715 million (December 31, 2017 – $1,626 million).

On June 29, 2018, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2022. The financial conditions remain unchanged.

NOTE 9

FINANCIAL INSTRUMENTS

DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants as at the measurement date.

(i)	The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, trade and other payables and provisions approximate their carrying amounts due to their relatively short maturities and are classified as level 1 for cash and cash equivalents and level 3 for the other items.

(ii)	The fair value of investment in shares is based on observable market data and is quoted on the Toronto Stock Exchange and classified as level 1.

(iii)	The fair value of long-term debt and some other liabilities is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions and are classified as levels 1 and 3.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at September 30, 2018 and December 31, 2017, and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs that may be used to measure fair value are:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect Management's estimates of assumptions that market participants would use in pricing the asset or liability.

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For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			As at September 30, 2018
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Equity investments	1	1	—	—
Derivative financial assets	29	—	29	—
	30	1	29	—
Financial liabilities
Derivative financial liabilities	(26)	—	(26)	—
	(26)	—	(26)	—

			As at December 31, 2017
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Equity investments	1	1	—	—
Derivative financial assets	31	—	31	—
	32	1	31	—
Financial liabilities
Derivative financial liabilities	(37)	—	(37)	—
	(37)	—	(37)	—

NOTE 10

COMMITMENTS

Capital expenditures contracted at the end of the reporting date but not yet incurred amount to $35 million.

NOTE 11

EVENT AFTER THE REPORTING PERIOD

Barcelona Cartonboard S.A.U.

On October 31, 2018, following the Spanish Antitrust Authorities approval, the Corporation's subsidiary, Reno de Medici, announced the closing of the 100% acquisition of Barcelona Cartonboard S.A.U., a Spanish company ranked seventh in Europe for coated cartonboard production for a purchase price of €46 million, which is subject to subsequent contractual adjustments resulting from indebtedness and working capital levels on the effective date of the transaction. Due to the limited period of time between the closing and the publication of the unaudited condensed interim consolidated financial statements of the Corporation, certain items required for the disclosure of business acquisitions have not been provided, particularly the preliminary purchase price allocation. The Corporation is currently assessing the fair value of assets acquired and liabilities assumed and will publish the preliminary purchase price allocation in its 2018 annual audited consolidated financial statements.

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This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare
Shareholder Services
1500 Robert-Bourassa Boulevard, Suite 700
Montréal, Québec, H3A 3S8 Canada
Telephone: 514-982-7555 Toll-Free (Canada): 1-800-564-6253
service@computershare.com

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 819-363-5100 Fax: 819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Jennifer Aitken, MBA
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boulevard Marie-Victorin
Telephone: 514-282-2697 Fax: 514-282-2624	Kingsey Falls (Québec) J0A 1B0
jennifer_aitken@cascades.com	Canada
www.cascades.com/investors, investor@cascades.com

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